As filed with the Securities and Exchange Commission on January 19, 2010                  (Registration No. 333-164109)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

_________________

Pioneer Financial Services, Inc.

(Exact name of Registrant as specified in its charter)

MISSOURI	6141	44-0607504
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

4700 BELLEVIEW AVENUE, SUITE 300

KANSAS CITY, MISSOURI 64112

(816) 756-2020

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

THOMAS H. HOLCOM

CHIEF EXECUTIVE OFFICER

4700 BELLEVIEW AVENUE, SUITE 300

KANSAS CITY, MISSOURI 64112

(816) 756-2020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

COPIES TO:

JOHN GRANDA

KENDA K. TOMES

STINSON MORRISON HECKER LLP

1201 WALNUT STREET

KANSAS CITY, MISSOURI 64106

(816) 842-8600

_________________

Approximate date of commencement of proposed sale to public:

As soon as practicable after this registration statement becomes effective.

_________________

If any of the securities being registered are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

1

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accredited filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

2

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY ___, 2010

[GRAPHIC OMITTED]

$25,000,000 Investment Notes

Minimum Investment of $10,000

Pioneer Financial Services, Inc. (“PFS”), a Missouri corporation, is a wholly owned subsidiary of MidCountry Financial Corp., a Georgia corporation (“MCFC”). PFS, with its wholly owned subsidiaries (collectively “we,” “us,” “our” or the “company”) is offering up to $25,000,000 in aggregate principal amount of our investment notes ("notes" or "investment notes") on a continuous basis. This offering will terminate on January __, 2012 unless terminated earlier at our discretion. The notes will be offered in maturities ranging from 12 to 120 months, in increments of $10,000.

We are offering the notes through our officers and employees without an underwriter and on a continuous basis. We do not have to sell any minimum amount of notes to accept and use the proceeds of this offering. There is no assurance that all or any portion of the notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account, and thus you will not be entitled to the return of your investment. There is no public trading market for the notes and it is very unlikely that any trading market will develop, and no assurance can be given that the notes may be resold at any price. We have the right to reject any subscription, in whole or in part.

We will disclose the interest rates at which notes will be offered, from time to time, in supplements to this prospectus. However, any such change will not affect the interest rate of any notes purchased prior to the effective date of the change. We will pay or compound interest on the notes annually. Holders of notes may elect to receive monthly interest payments in return for a ½% reduction in the interest rate of the note. Qualified investors may establish individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts with us in which to hold their notes.

You should read this prospectus and the applicable prospectus supplement carefully before you invest in the notes.

These notes are our unsecured, subordinated obligations. Payment of the notes is not insured or guaranteed by the Federal Deposit Insurance Corporation, any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to repay the notes upon maturity. We may redeem the notes in whole or in part any time prior to maturity at a price equal to the principal amount thereof plus accrued interest to the purchase date.

See "Risk Factors" beginning on page 6 for certain factors you should consider before buying the notes.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount And Commission	Proceeds to Company
Per Investment Note	100%	None	100%
Total	100%	None	$25,000,000(1)

(1)	We will receive all of the proceeds from the sale of the notes, which, if we sell all of the notes covered by this prospectus, we estimate will total approximately $24,375,000 after offering expenses.

The date of this Prospectus is January ___, 2010

TABLE OF CONTENTS

________________

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the notes.

PROSPECTUS SUMMARY

This summary highlights selected information and does not contain all the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in "Where You Can Find More Information" on page 43 before making an investment in the notes, including the “Risk Factors” section beginning on page 6. In this prospectus, references to "Pioneer," "we," "us" and "our" refer to Pioneer Financial Services, Inc. and our subsidiaries.

Our Company

On a worldwide basis, we purchase consumer loans made exclusively to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We purchase primarily from two different types of sources. Our largest source of military loans is the Military Banking Division of MidCountry Bank (“MCB”) (a wholly-owned subsidiary of our parent and referred to throughout as “MBD"), an affiliate who originates direct loans through a network of loan production offices and via the Internet; military families use these loan proceeds to purchase goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We plan to hold these military loans and retail installment contracts until repaid.

Finance receivables, whether originated or purchased, are effectively unsecured and consist of loans originated by us or purchased from MBD and retail merchants. All finance receivables have fixed interest rates and typically have a maturity of less than 48 months. At acquisition, the size of the average finance receivable that we own was approximately $3,065 during fiscal year 2009. A large portion of our customers are unable to obtain financing from traditional sources due to factors such as age, frequent relocations and lack of credit history. These factors may not allow them to build relationships with traditional sources of financing.

We were incorporated in Missouri in 1932, and our principal corporate office is located at 4700 Belleview, Suite 300, Kansas City, Missouri 64112-1359. The telephone number at that address is (816) 756-2020. Information about us can be found at www.investpioneer.com. We do not intend for the information contained on this website to be a part of this prospectus.

The Offering

Securities Offered

We are offering up to $25,000,000 in aggregate principal amount of our investment notes. The notes are governed by an indenture between us and U.S. Bank National Association, the trustee for the notes. The notes have maturities ranging from 12 to 120 months. The notes do not have the benefit of a sinking fund. See "Description of Investment Notes — General."

Interest Rate and Payment

The interest rate on each note will be based upon current market conditions, our financial requirements, principal amount of the note and the term to maturity chosen by the purchaser. Interest will begin to accrue on the date we issue the note. At the option of the note holder, we will pay or compound interest annually. Holders of notes may elect to receive monthly interest payments in return for a ½% reduction in the interest rate of the note. Once issued, the interest rate applicable to a note will not change prior to maturity. See "Description of Investment Notes — Interest."

Maturity and Renewal

The notes will mature on the date specified on the investment note certificate. So long as there is an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes upon maturity unless they are presented for payment by the holder. The principal amount of the renewed note will equal the principal amount of the note on the maturity, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. At least 20 days prior to the maturity date of a note, we will send the note holder (a) a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and (b) a copy of the current prospectus for the notes setting forth the current rates. The notice will also state the place where the note may be surrendered for payment.

Redemption at Our Option

We may redeem the notes at our option, in whole or in part, at any time prior to maturity, at a price equal to 100% of the principal amount of the notes, plus accrued interest on a daily basis to the redemption date. We will pay no premium upon redemption of the notes. Notes may not be redeemed by note holders prior to maturity. See "Description of Investment Notes — Redemption at the Option of Pioneer."

Subordination

Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, all of our senior indebtedness must be paid in full before any payment is made upon the notes. "Senior indebtedness" is generally defined under the indenture as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the notes. The notes are equal in right of payment to all of our outstanding junior subordinated debentures and investment notes purchased prior to December 31, 2006. There are no restrictions in the indenture that would prevent us from incurring additional senior indebtedness or other indebtedness. As of September 30, 2009, we had approximately $242 million of senior indebtedness outstanding and approximately $33.3 million of investment notes and accrued interest outstanding. See "Description of Investment Notes — Subordination."

Events of Default

Under the indenture, an event of default is generally defined as a default in the payment of principal or interest on the notes that is not cured after 10 days’ written notice, our becoming subject to certain events of bankruptcy or insolvency, or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions	Transfer of a note is effective only upon the receipt of valid transfer instructions by the registrar from the note holder of record.

Types of Accounts

We are qualified to serve as custodian for IRAs, SEPs, Roth IRAs, and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.

Trustee	U.S. Bank National Association is a trust company organized and existing under the laws of the state of Missouri.

Use of Proceeds

If all the notes offered by this prospectus are sold we expect to receive approximately $24,375,000 in net proceeds after deducting all costs and expenses associated with this offering. We intend to use substantially all of the cash proceeds from this offering to fund the acquisition of military loans from MBD and the retail installment contracts from retail merchants. Additional proceeds, if any, will be used for general corporate purposes.

Suitability

The notes will be sold only to investors that they have a gross income of $65,000 and a net worth of $65,000 (exclusive of home, home furnishings and automobiles); or a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and no more than 10% of their liquid net worth invested in the notes. See "Plan of Distribution" on page 42.

Risk Factors

See "Risk Factors" beginning on page 6 and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the notes.

Ratio of Earnings to Fixed Charges	See “Summary Consolidated Financial Data” on page 5.

Summary Consolidated Financial Data

The following table summarizes the financial data of our business. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The data as of, and for the fiscal years ended September 30, 2009 and 2008, as of and for the periods ended September 30 and May 31, 2007, and the fiscal years ended September 30, 2006 and 2005 has been derived from our audited consolidated financial statements and related notes.

	Successor (4)			Predecessor (4)
	As of and for	As of and for	As of and for	As of and for	As of and for the Years
	the Year Ended	the Year Ended	the Period from	the Period from	Ended September 30,
	September 30,	September 30,	June 1 – Sept 30,	Oct 1 – May 31,
	2009	2008	2007	2007	2006	2005
		(dollars in thousands, except per share amounts)
Consolidated balance sheet data:
Finance receivables, net (1)	$313,930	$271,730	$236,235	$241,631	$247,369	$247,190
Total assets	$385,325	$352,643	$308,687	$275,096	$268,462	$247,340
Senior indebtedness (2)	$241,957	$222,000	$184,392	$191,123	$183,818	$179,597
Investment notes	$33,306	$34,904	$36,074	$35,612	$33,793	$25,125
Total liabilities	$284,838	$264,099	$227,116	$243,051	$229,452	$215,268
Total equity	$100,487	$88,544	$81,571	$32,045	$39,010	$32,072
Consolidated statement of operations
data:

Finance income	$99,690	$83,843	$25,319	$53,171	$73,065	$63,182
Insurance premiums and commissions	$4,387	$3,941	$1,493	$3,313	$3,375	$4,922
Total Revenue	$104,077	$87,791	$26,814	$57,605	$77,641	$69,354
Provision for credit losses	$23,454	$21,912	$11,368	$21,101	$18,276	$13,044
Interest expense	$17,855	$16,364	$5,498	$10,547	$14,249	$10,995
Income (loss) before income taxes	$20,754	$13,151	$(1,293)	$4,968	$12,713	$11,043
Net income (loss):	$13,337	$7,774	$(822)	$3,035	$8,099	$7,168
Ratio of earnings to fixed charges (3)	2.16	1.80	0.76	1.47	1.89	2.00

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(1)	Finance receivables, net are presented net of unearned finance charges, unearned insurance commissions and discounts on purchases of retail installment contracts.

(2)	Consists of bank debt outstanding under our secured senior lending agreement.

(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of this ratio, "earnings" is determined by adding pretax income to "fixed charges." For this purpose, "fixed charges" consists of interest on all indebtedness. The ratio for the Successor period June 1 to September 30, 2007 was deficient by $1.3 million, due to a one-time charge-off of $4.5 million when we implemented the change in our charge-off methodology. See "Credit Loss Experience and Provision for Credit Losses" section.

(4)	We were acquired on May 31, 2007 by MidCountry Financial Corp., a Georgia corporation (“MCFC”). As a result, we present our financial statements as Successor periods and Predecessor periods.

RISK FACTORS

Our operations and your investment in the notes are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the notes could be materially adversely affected.

Risk Factors Related to the Investment Notes

Our investment notes are not insured or guaranteed by any third party, and we are not subject to regulatory requirements designed to protect investors.

Our investment notes are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the investment notes. If these sources are inadequate, you could lose your entire investment.

Because the investment notes are not secured by any collateral, you are dependent upon our successful operations to service the interest and principal payments on the investment notes.

Substantially all of our assets have been pledged to our lenders to secure our borrowings under our Senior Secured Lending Agreement (“SSLA”). Accordingly, in the event of a default under our SSLA, it is likely that our assets would be liquidated to repay our senior debt. Therefore, repayment of the investment notes is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

Payment on the investment notes is subordinate to the payment of all outstanding senior indebtedness, and the investment notes do not limit the amount of senior indebtedness, additional junior subordinated indebtedness or other indebtedness we may incur.

The investment notes are subordinate and junior to any and all senior indebtedness (defined generally as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the investment notes, including senior debt), and will rank equal in payment priority with all junior subordinated investment notes we issue in the future. There are no restrictions in the investment notes regarding the amount of senior indebtedness, junior subordinated indebtedness, or other indebtedness that we or our subsidiaries may incur. We intend to incur additional senior indebtedness and junior subordinated indebtedness in the future. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of our senior indebtedness have first right to receive payment in full prior to any payments being made to any note holders. Therefore, you would only be repaid if funds remain after the repayment of our senior indebtedness. As of September 30, 2009, we had approximately $242.0 million of senior indebtedness outstanding.

Payment of interest and principal on the investment notes is effectively subordinate to the payment of the unsecured creditors of our subsidiaries.

Substantially all of the assets we use in our business are held by our subsidiaries. Any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to any note holders. As a result, in the event of the liquidation of any of our subsidiaries, all the creditors of our subsidiaries would be paid prior to the subsidiary distributing any amounts to us. While our senior loan agreement limits the amount of debt that our subsidiaries may incur, if our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the investment notes would be impaired.

The investment notes do not contain any restrictive covenants or other provisions to protect your investment.

The investment notes do not have the benefit of any restrictive covenants. Therefore, your investment is not protected if there is a material adverse change in our financial condition or results of operations. For example, the investment notes do not contain any restrictions on our ability to pay dividends or to create or incur senior indebtedness or indebtedness which is junior or subordinate to or has the same rights and obligations as the investment notes. In addition, the investment notes do not contain covenants specifically designed to protect note holders if we engage in a highly leveraged transaction such as a requirement that we redeem the investment notes if there is a takeover, recapitalization or similar restructuring.

Furthermore, the investment notes do not contain a provision permitting an individual, unless such individual is a majority holder, to accelerate the indebtedness in the event of a default on the note.

Your investment in the investment notes is illiquid.

The investment notes are not listed on a national or other securities exchange. Further, it is very unlikely that any trading market for the investment notes will develop. You have no right to require redemption of the investment notes, and there is no assurance that the investment notes will be accepted as collateral for loans. Due to the lack of a market for the investment notes, we cannot assure you that you would be able to sell the investment notes.

There is no sinking fund to ensure repayment of the investment notes on maturity.

We do not contribute funds to a separate account, commonly known as a “sinking fund,” to repay the investment notes upon maturity. Because funds are not set aside periodically for the repayment of the investment notes over their term, note holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans, the sale of investment notes and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the investment notes, you may lose all or a part of your investment.

The investment notes contain a renewal feature which could result in the extension of the maturity of the notes and a lower interest rate being paid.

The investment notes contain a renewal provision that allows us to extend the maturity date of the notes and to reset the interest rate to the then current rate unless you provide us with written notice that you want your note paid within 20 days after the maturity date of the note. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of the renewed note will be equal to the original term of the note, and the interest rate on the note will be equal to the interest rate we are then paying on notes of a like term and principal amount. Therefore, if you fail to take action, you will be required to maintain your investment in us beyond the original maturity date of the note. Further, because the interest rate we pay on notes depends on a number of factors, the interest rate on a renewed note may be lower than the interest rate on the original note.

If we redeem or fail to renew the notes, you may not be able to reinvest the proceeds at comparable rates.

We, at our option, may at any time redeem all or a portion of the outstanding notes for payment prior to their maturity. We may, in our discretion, purchase fewer than all of the outstanding notes. The notes will be purchased at a purchase price equal to 100% of the principal amount plus any accrued but unpaid interest. We will pay no premium upon redemption of the notes. In addition, while we have the right to renew the notes if you fail to timely provide us with written notice that you want your note paid, we may elect to repay your note in full upon maturity. In the event we redeem or fail to renew your notes, you would have the risk of reinvesting the proceeds at the then-current market rates, which may be lower than the rates paid on the original notes.

We face risks of interest rate fluctuations and if we are not able to adequately protect our portfolio from changes in interest rates, our results of operations could be adversely affected and impair our ability to pay interest and principal on the investment notes.

Interest rates are currently at historic lows. Our earnings are significantly dependent on our net interest income, as we realize income primarily from the difference between the rate of interest we receive on the loans we own and the interest rate we must pay on our outstanding senior debt and investment notes. We are unable to predict future fluctuations in market interest rates, which are affected by many factors, including inflation, economic growth, employment rates, fiscal and monetary policy and disorder and instability in domestic and foreign financial markets. Sustained, significant increases in market rates could unfavorably impact our liquidity and profitability. Any significant reduction in our profitability would have a material adverse impact on our business, results of operation, financial condition and cash flow which diminish our ability to pay interest and principal on the investment notes.

We purchase loans made exclusively to the military market, which traditionally has higher delinquencies than customers in other markets, resulting in higher charge-offs, a reduction in profitability and impairment of our ability to pay interest and principal on the investment notes.

A large portion of our loan customers are unable to obtain financing from traditional sources, due to factors such as their age, frequent relocations and lack of credit history. Historically, we have experienced higher delinquency rates than traditional financial institutions. When we purchase loans, we depend on underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers. However, these standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses on the loans we own could reduce our profitability and have a material adverse impact on our business, financial condition and results of operations which restricts our ability to pay interest and principal on the investment notes.

Risk Factors Related to the Business

We may experience limited availability of financing and variation in our funding costs, which may materially impact our results of operations, profits and ability to grow.

We currently fund our operations primarily through senior debt. The profitability and growth of our business and our ability to purchase loans currently depends on our ability to access senior debt at competitive rates, and we cannot guarantee that such financing will be available in the future. Our senior debt is comprised of individual loans from lenders, which are party to our SSLA. The SSLA is an uncommitted facility that provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. No lender has an obligation to make any additional future loans to us. As of September 30, 2009, we could request up to $27.8 million in additional funds and remain in compliance with the terms of the SSLA. No lender has a contractual obligation to lend us these additional funds. In addition, we have borrowings of $53 million from withdrawing banks who had previously participated in our credit facility; this capacity needs to be replaced to fund purchasing of additional finance receivables. If we are unable to renew or replace the senior debt or find alternative financing at reasonable rates, we will be forced to reduce our loan acquisition. If we are forced to reduce the number of loans we acquire, there can be no assurance that we will be able to pay the interest and principal on the investment notes. With the ongoing strains in the financial markets, we see liquidity, capital and earnings challenges for some banks in our credit group that reduce their ability to participate in the credit or may cause a decrease in their willingness to lend at the current levels. In an effort to conserve our funding resources, we have reduced the number of loans we acquire.

Recent Supreme Court ruling may expose national banks and thrifts to state enforcement of state consumer protection laws and bring into question federal preemption.

Recently, the United States Supreme Court invalidated a regulation of the Office of the Comptroller of the Currency (the “OCC”) that purported to preempt enforcement of state consumer protection laws.  Although the Supreme Court's holding does not allow a state to exercise visitorial powers over an OCC-chartered institution, it does allow state attorneys general to bring judicially enforced actions against OCC-chartered institutions to enforce state consumer protection laws. The Supreme Court’s holding addresses OCC regulations, not the regulations of the Office of Thrift Supervision (“OTS”) that govern our operations, as well as the operations of MCB and MCFC.  However, courts may interpret the holding as permitting state attorneys general to enforce state consumer protection laws against all lending institutions, including OTS-chartered institutions.  Further, the Secretary of the Treasury and others submitted to Congress various pieces of legislation that propose to combine responsibilities of the OCC and the OTS into the National Bank Supervisor (“Proposed Legislation”). If courts conclude that the Supreme Court's recent holding applies to federal savings banks, or if Congress adopts these proposed changes and effects the combination of the responsibilities of the OTS and OCC, we may be exposed to increased state enforcement of consumer protection laws.  An increase in state enforcement actions could have an affect on our business, in which case we might need to amend our business model to comply with the consumer protection laws of each state in which MBD originates and services loans.

Potential regulatory changes may impact the lending practices of our vendors requiring us to make changes to our business model.

Under the Proposed Legislation, a new federal government agency, the National Bank Supervisor (“NBS”) would be created, that would charter and supervise all federally-chartered depository institutions, and all federal branches and agencies of foreign banks. It is proposed that the NBS take over the responsibilities of the OCC, which currently charters and supervises nationally chartered banks, and the responsibility for the institutions currently supervised by the OTS, which supervises federally chartered thrifts and thrift holding companies, such as MCFC, MCB and us. Some of the Proposed Legislation would implement the combination of the responsibilities of the OCC and the OTS, if adopted in its current form. In addition, under the administration’s proposal, the thrift charter, under which MCB is organized, could be eliminated. If the administration’s proposal is finalized, MCB may be subject to a new charter mandated by the NBS. There is no assurance as to how this new charter, or the supervision by the NBS, will affect MCB’s operations going forward.

The administration’s proposal also includes the creation of a new federal agency designed to enforce consumer protection laws. The Consumer Financial Protection Agency (“CFPA”) would have the authority to protect consumers of financial products and services and to regulate all providers (bank and non-bank) of such services. The CFPA would be authorized to adopt rules for all providers of consumer financial services, supervise and examine such institutions for compliance and enforce compliance through orders, fines and penalties. The rules of the CFPA could serve as a “floor” and individual states would be permitted to adopt and enforce stronger consumer protection laws. If adopted as proposed, we, along with MCFC, MCB and our vendors of loans, could become subject to multiple laws affecting the provision of loans and other credit services to consumers, which may substantially increase the cost of providing such services.

At this time, we do not know whether the administration’s proposal for regulatory reform will be adopted and if so, the final form of such enactment, and what the full impact on us may be. There is no assurance whether this new charter, the supervision by the NBS or the creation of the CFPA will affect our operations and the operations of our vendors going forward. We might need to amend our business model to comply with these changes and ensure that our vendors have complied with these changes. Nevertheless, any changes as to how we are regulated may adversely affect our business, financial condition and results of operations.

We are dependent on our key officers and the loss of services of any member of our team may have an adverse effect on our operations.

Our success depends in large part on the retention of a limited number of key officers, including: Thomas H. Holcom, Jr., our Chief Executive Officer, Joe B. Freeman, our Chief Operating Officer and Laura V. Stack, our Chief Financial Officer. The loss of the services of any of our key officers may have a material adverse effect on us. Each of these key personnel also has a key role with MBD and the loss of one or more such persons and our ability to find suitable successors for such individuals could have a material adverse impact on us and could cause us to undergo a difficult transition period. There is no assurance that we will be able to retain our current key officers or attract additional officers as needed.

MBD may modify underwriting and servicing standards and does not have to lend to the traditional customers who meet our business model and lending guidelines, which may materially adversely affect our business, results of operations and financial condition.

Except as permitted by the SSLA, we are obligated to purchase generally all the loans made to U.S. military personnel and U.S. Defense Department employees that are originated by MBD and that meet our business systems and model, including our lending guidelines existing prior to our acquisition by MCFC (“Transaction”). In addition, we have retained MBD to service all loans we own. However, MBD is not obligated to continue to use these underwriting and servicing systems and models indefinitely. MBD does have the right to modify these systems and models. MBD may also originate for its own account loans that are not deemed to be military loans made in the ordinary course of business as previously conducted by us. If MBD does modify the systems and models significantly, we may not be willing to purchase such loans. No assurance can be given that if MBD does modify the underwriting and servicing standards that these modifications would be successful and such modifications may have a material adverse impact on our business, financial condition and results of operations.

MCB and MCFC have entered into confidential Memorandums of Understanding (MOU) with the OTS, which MOUs contains requirements that MCB and MCFC may not be able to continue to satisfy.

MCB and MCFC entered into separate confidential MOUs with the OTS.  The MOUs are each effective as of February 26, 2009. The MOUs are informal agreements and are not available to the public.  Among other things, MCB’s MOU requires it to closely monitor its capital levels, allowance for loan and lease losses, risks and problem assets as well as to obtain the approval of the OTS to pay dividends and to increase brokered deposits above levels existing as of the date of the MOU. MCFC’s MOU requires it, among other things, to closely monitor its liquidity and to obtain approval of OTS to conduct certain activities, including payment of dividends and increasing debt levels above that existing as of the effective date of the MOU. The provisions of the MOU may limit funds available to MCB to originate loans. Our vendor, MBD, is a division of MCB. Non-compliance with the MOUs could result in formal enforcement actions and could limit MBD’s ability to originate military loans.  This would have a materially adverse impact on the business, results of operations, financial condition and cash flow that would require us to change our business model.

We, MBD and our retail merchants are subject to extensive laws, regulations and governmental supervision by federal and state agencies in the conduct of our business operations, which regulations are costly, time consuming and intended to protect depositors; failure to comply with regulatory policies and rules could result in further restrictions on our business and reputation.

We, as a wholly owned subsidiary of a thrift holding company, and MBD, as a division of a federal savings bank, are regulated by the Office of Thrift Supervision. Our loan purchasing operations, MBD’s lending operations as well as our retail merchants are also subject to regulation by federal and state finance and consumer protection authorities and various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations, including the requirement to obtain and maintain certain licenses and qualifications. These regulations are primarily designed to protect depositors, borrowers and the financial system as a whole. We are also regulated by state and federal securities regulators as long as the investment notes are outstanding. These regulations are designed to protect investors in securities (such as the investment notes), which we sold and may sell in the future.

Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer and increasing the ability of competitors to offer competing financial services and products. Compliance with these statutes, regulations and policies is expensive and requires the time and attention of management. These costs divert capital and focus away from efforts intended to grow our business. If we do not successfully comply with laws, regulations or policies, our compliance costs could increase, our operations could be limited and we may suffer damage to our reputation.

As long as the investment notes are outstanding, we are subject to federal and state securities laws and regulations and failure to comply with or changes in such laws and regulations may adversely affect us or increase substantially the disclosure required by us.

We are also regulated by state and federal securities regulators. These regulations are designed to protect investors in securities (such as the investment notes) which we sold and may sell in the future. Congress and state legislatures and foreign, federal and state regulatory agencies continually review laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways including limiting the types of securities we may issue or increasing substantially the disclosure required by us.

We have limited restrictions on the payments we may make to our parent, MidCountry Financial Corp. (“MCFC”).

As of September 30, 2009, our sole shareholder, MCFC, owned the outstanding share of our common stock. Accordingly, MCFC is able to exercise significant control over our affairs including, but not limited to, the election of directors, operational decisions and decisions regarding the investment notes. The SSLA, among other things, limits the amounts that we can pay to MCFC each year. In fiscal 2009, the SSLA prohibits us from paying MCFC more than $735,000 for strategic planning services, professional services, product identification and branding and service charges. Other than the covenants contained in the SSLA, there are no significant contractual limits on the amounts we can pay to our parent or other affiliates.

A significant portion of MBD’s loan customers are active-duty military or federal government employees who could be instructed not to do business with MBD or us, or access to the Government Allotment System could be denied.

When they deem it to be in the best interest of their personnel, military commanders and supervisors of federal employees may instruct their personnel, formally or informally, not to patronize a business. If military commanders or federal employee supervisors at any given level determine one or more of MBD's loan production offices or its Internet site to be off limits, MBD and we would be unable to do new business with the potential customers they command or supervise. Additionally, approximately 60% of our borrowers make their monthly loan payments through the Government Allotment System. Military commanders or federal employee supervisors could deny those they command or supervise access to these programs, increasing the credit risk of loans we own. Without access to sufficient new customers or to the Government Allotment System, we may be forced to discontinue lending and liquidate our portfolio of military loans and retail installment contracts.

If a customer leaves the military prior to repaying the military loan, there is an increased risk that loan will not be repaid.

The terms of repayment on the loans we purchase are generally structured so the entire loan amount is repaid prior to the customer's estimated separation from the military. If, however, a customer unexpectedly leaves the military or other events occur that result in the loan not being repaid prior to the customer's departure from the military, there is an increased chance that the loan will not be repaid. Because we do not know whether or when a customer will leave the military early, we cannot institute policies or procedures to ensure that the entire loan is repaid before the customer leaves the military. As of September 30, 2009, we had approximately 3,300 customers, which represented 2.2% of our total customers, who separated from the military prior to repaying their loan and who in the aggregate owed us approximately $6.2 million. Based on historical charge-off models, management believes this could result in approximately $3.8 million in charge-offs. If that amount increases or the number of customers who separate from the military prior to their scheduled separation date materially increases, our charge-offs will increase. This will have a materially adverse effect on our business, cash flow, results of operations and financial condition.

If a large number of borrowers are wounded in combat, our profits may be adversely affected.

Our wholly owned subsidiary reinsures generally all of the credit life and credit accident and health insurance policies sold by us and MBD on the borrowers for the loans we own. These policies pay the loan payments as they become due during a customer's disability due to illness or injury, including war-related injuries, and pay the balance in the event of death including war-related fatalities. Therefore, if a large number of borrowers are injured and disabled in combat, the profitability of our reinsurance subsidiary would be impaired, which could have a material adverse impact on our business, results of operation, financial condition and cash flow and may impair our ability to pay interest and principal on the investment notes.

FORWARD-LOOKING STATEMENTS

This prospectus and related prospectus supplements contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition, results of operations, cash flow and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this prospectus. If any of the events described in "Risk Factors" occur, they could have an adverse effect on our business, financial condition and results of operation, cash flow, and growth strategies. When considering forward-looking statements, you should keep these factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

USE OF PROCEEDS

Use of Proceeds

If we sell all of the notes offered by this prospectus, we estimate that the net proceeds will be approximately $24,375,000 after deduction of estimated offering expenses of $625,000. We will pay all of the expenses related to this offering. Some of the notes covered by this prospectus will be issued to renew notes which mature within 24 months of the date of this prospectus, and we will not receive any additional cash proceeds upon the issuance of those notes.

The following table sets forth information regarding the estimated use of proceeds from the Offering:

	Minimum Offering
	Amount	Percentage of Gross
		Proceeds

Gross Offering	$25,000,000	100.0%
Less Estimated Offering Expenses	$625,000	2.5%
Amount Available for Purchase of Loans	$24,375,000	97.5%

Planned Uses:
Loans Purchased from MBD and Retail Installment Contracts	$21,375,000	85.5%
Working Capital	$3,000,000	12.0%
Total Application of Proceeds	$24,375,000	97.5%

The cash proceeds of this offering will be received in varying amounts from time to time over the remaining life of the offering. We expect to use the net cash proceeds from the sale of the notes first to fund the origination of consumer loans, second to fund the purchase of retail installment contracts, and third for working capital and other general corporation purposes. While the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements, we do not anticipate using more than 15% of the aggregate net proceeds from the offering for working capital and other general corporate purposes.

There is no minimum number or amount of notes that we must sell to receive and use the proceeds from the sale of any notes, and there can be no assurance that the total principal amount of the notes will be sold. If we receive substantially less than the estimated amount of net proceeds, we will pursue alternative sources of capital, including the securitization of our finance receivable portfolio or a private placement of debt. If we are unable to find alternative sources of capital, we will not be able to grow our business in accordance with our business plan. Currently, however, our management believes that our business will not be materially and adversely affected if we do not sell any of the notes offered by his prospectus for approximately the next 12 months.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes, with other financial data included in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operation". The data as of, and for the fiscal years ended September 30, 2009 and 2008, as of and for the periods ended September 30 and May 31, 2007, and fiscal years ended September 30, 2006 and 2005 has been derived from our audited consolidated financial statements and related notes.

		Successor (3)			Predecessor (3)
	As of and for	As of and for	As of and for	As of and for
	the Year Ended	the Year Ended	the Period from	the Period from	As of and for the Years
	September 30,	September 30,	June 1 - Sept 30	Oct 1 - May 31	Ended September 30,
	2009	2008	2007	2007	2006	2005
		(dollars in thousands, except per share amounts)
Consolidated balance sheet data:
Total finance receivables	$364,786	$319,290	$279,778	$283,438	$276,817	$256,890
Allowance for credit losses	$(24,621)	$(22,982)	$(21,639)	$(23,326)	$(16,106)	$(14,002)
Total assets	$385,325	$352,643	$308,687	$275,096	$268,462	$247,340
Senior indebtedness:
Revolving lines of credit (1)	$20,770	$23,586	$15,463	$15,599	$13,285	$15,624
Amortizing term notes	$221,187	$198,414	$168,929	$175,524	$170,533	$163,973
Investment notes	$33,306	$34,904	$36,074	$35,612	$33,793	$25,125
Total equity	$100,487	$88,544	$81,571	$32,045	$39,010	$32,072
Consolidated statement of operations data:
Revenue:
Interest income and fees	$99,690	$83,843	$25,319	$53,171	$73,065	$63,182
Interest expense	17,855	16,364	5,498	10,547	14,249	10,995
Net interest income before provision for
credit losses	$81,835	$67,479	$19,821	$42,624	$58,816	$52,187
Provision for credit losses	23,454	21,912	11,368	21,101	18,276	13,044
Net interest income	$58,380	$45,567	$8,453	$21,523	$40,540	$39,143
Insurance premiums and commissions	4,387	3,941	1,493	3,313	3,375	4,922
Other income, fees and commissions	1	8	2	1,121	1,201	1,250
Net non-interest income	4,388	3,949	1,495	4,434	4,576	6,172
Non-interest expense	42,014	36,365	11,241	20,989	32,403	34,272
Income (loss) before income taxes	20,754	13,151	(1,293)	4,968	12,713	11,043
Provision for (benefit from) income taxes	7,418	5,377	(471)	1,933	4,614	3,875
Net income (loss):	$13,337	$7,774	$(822)	$3,035	$8,099	$7,168

Net income (loss) per share:
Basic and diluted (2)	$13,336,552	$7,774,111	$(822,812)	$177.12	$472.62	$418.30
Cash dividends per common share	$3,517,834	$2,507,177	$3,897,333	$583.60	$67.10	$58.40

(1)	Includes debt to our parent under a revolving line of credit of $1.4 million and $1.7 million as of September 30, 2006 and 2005, respectively.

(2)	Number of shares outstanding is one and 17,136 in the successor and predecessor period, respectively.

(3)	We were acquired on May 31, 2007 by MidCountry Financial Corp., a Georgia corporation (“MCFC”). As a result, we present our financial statements as Successor periods and Predecessor periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

On a worldwide basis, we purchase consumer loans made exclusively to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We purchase primarily from two different types of sources. Our largest source of military loans is MBD, an affiliate who originates direct loans through a network of loan production offices and via the Internet; military families use these loan proceeds to purchase goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We plan to hold these military loans and retail installment contracts until repaid.

Finance receivables, whether originated or purchased, are effectively unsecured and consist of loans originated by us or purchased from MBD and retail merchants. All finance receivables have fixed interest rates and typically have a maturity of less than 48 months. At acquisition, the size of the average finance receivable that we own was approximately $3,065 during fiscal year 2009. A large portion of our customers are unable to obtain financing from traditional sources due to factors such as age, frequent relocations and lack of credit history. These factors may not allow them to build relationships with traditional sources of financing.

Improvement of our profitability is dependent upon the growth in amount of aggregate finance receivables we are able to acquire from MBD and retail merchants, as well as the maintenance of loan quality.

Sources of Income

Currently we generate revenues primarily from interest earned on the military loans purchased from MBD, loans previously originated by us and retail installment contracts purchased from retail merchants. We also earn revenues from credit reinsurance premiums. For purposes of the following discussion, “revenues” means the sum of our finance income and reinsurance premiums.

Prior to June 1, 2007, our revenues and resulting income came from interest income derived from direct consumer lending ("military loans") and retail installment contracts purchased, sale of credit insurance products, credit reinsurance premiums, and commissions earned on the sale of ancillary products and services.

Finance Income. Finance income consists of interest and origination revenue earned on the military loans and retail installment contracts we own (referred to throughout individually as “loan” or collectively as “loans” or “finance receivables”). Our interest revenue is based on the risk adjusted interest rates charged customers for loans that we purchase. Interest rates vary from loan to loan based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Prior to June 1, 2007, we also earned fee income from these loans. Finance income comprised approximately 95.8% of our total revenues in fiscal 2009.

Credit Insurance Commissions. Prior to June 1, 2007, we offered payment protection plans in the form of credit life and credit accident and health insurance to our customers. Customers were not obligated to purchase plans but purchased them at the customers’ discretion. We received a commission when a customer purchased a plan. These commissions were recognized ratably over the life of the policy. Credit insurance commission income comprised approximately 1.75% of our total revenues on fiscal 2007. As of June 1, 2007, we no longer sell these plans and have no commission income.

Credit Reinsurance Premiums. We have a wholly-owned insurance subsidiary that reinsures substantially all of the credit life, credit accident and health insurance sold by us and MBD. Our subsidiary assumes these reinsurance policies on behalf of an unaffiliated insurance company, providing us with an additional source of revenue. Net credit reinsurance premiums comprised approximately 4.2% of our total revenues in fiscal 2009.

Ancillary Products and Services. Prior to June 1, 2007, we sold non-loan related products and services, including roadside assistance programs and discount cards. Our revenues from the sale of these products and services consisted of commissions paid by an unaffiliated company. These sales commissions comprised approximately 1.3% of our total revenues in fiscal 2007. We discontinued the selling of ancillary products and services as of June 1, 2007.

Finance Receivables

Our finance receivables are comprised of loans previously originated by us or purchased from MBD (collectively referred to below as "military loans") and retail installment contracts. The following table sets forth certain information about the components of our finance receivables as of the end of the periods presented:

	Successor			Predecessor
	As of and for the Year Ended September 30,	As of and for the Year Ended September 30,	As of and for the Period from June 1-Sept 30,	As of and for the Period from Oct 1-May 31,	As of and for the Years Ended September 30,
	2009	2008	2007	2007	2006	2005
		(dollars in thousands, except average note balance)
Finance receivables:
Total finance receivables balance	$364,786	$319,290	$279,778	$283,438	$276,817	$256,890
Average note balance	$2,465	$2,608	$2,695	$2,712	$2,673	$2,622
Total interest income and fees	$99,690	$83,843	$25,319	$53,171	$73,065	$63,182
Total number of notes	148,015	122,449	103,808	104,502	103,551	97,958

Military loans:
Total military receivables	$320,805	$297,683	$260,540	$262,222	$254,979	$233,363
Percent of total finance receivables	87.94%	93.23%	93.12%	92.51%	92.11%	90.84%
Average note balance	$2,534	$2,655	$2,779	$2,805	$2,788	$2,717
Number of notes	126,613	112,110	93,752	93,491	91,443	85,887

Retail installment contracts:
Total retail installment contract
receivables	$43,982	$21,607	$19,238	$21,216	$21,838	$23,527
Percent of total finance receivables	12.06%	6.77%	6.88%	7.49%	7.89%	9.16%
Average note balance	$2,055	$2,090	$1,913	$1,927	$1,803	$1,949
Number of notes	21,402	10,339	10,056	11,011	12,109	12,071

Net Interest Margin

The principal component of our profitability is net interest margin, which is the difference between the interest earned on our finance receivables and the interest paid on borrowed funds. Some states and federal statutes regulate the interest rates that may be charged to our customers. In addition, competitive market conditions also impact the interest rates.

Our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. General inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in cost of funds. Accordingly, increases in market interest rates generally will narrow interest rate spreads and lower profitability, while decreases in market interest rates generally will widen interest rate spreads and increase profitability. The following table presents a five-year history of data relating to our net interest margin as of, and for the fiscal years ended September 30, 2009 and 2008, the periods ended September 30 and May 31, 2007, and the fiscal years ended September 30, 2006 and 2005:

		Successor			Predecessor
	As of and for the	As of and for the	As of and for the	As of and for the
	Year Ended	Year Ended	Period from	Period from	As of and for the Years Ended
	September 30,	September 30,	June 1 – Sept 30	Oct 1 – May 31	September 30,
	2009	2008	2007	2007	2006	2005
			(dollars in thousands)

Total finance receivables balance	$364,786	$319,290	$279,778	$283,438	$276,817	$256,890
Average total finance receivables (1)	$349,480	$295,492	$277,243	$282,519	$271,765	$231,334
Average interest bearing liabilities (1)	$234,321	$230,564	$221,860	$223,130	$214,541	$178,881
Total interest income and fees	$99,690	$83,843	$25,319	$53,171	$73,065	$63,182
Total interest expense	$17,855	$16,364	$5,498	$10,547	$14,249	$10,995

(1)	Averages are computed using month-end balances.

Results of Operations

Year Ended September 30, 2009 Compared to Year Ended September 30, 2008

Total Finance Receivables. Our aggregate finance receivables increased 14.2% to $364.8 million on September 30, 2009 from $319.3 million on September 30, 2008. Our primary supplier of loans, MBD, saw a 7.8% increase in its originations of military loans during fiscal 2009 over the same period in fiscal 2008, thus increasing the availability of loans for us to purchase in fiscal 2009. Our acquisitions from retail merchants increased by 103.6% during this same period. The increase in the acquisitions of retail installment contracts from retail merchants is due to an increase in our network of retail merchants as well as new relationships with larger regional merchants. See further discussion in the section entitled “Loan Acquisition/Origination.” Our aggregate average finance receivables also increased during this period to $349.5 million in fiscal 2009 from $295.5 million in fiscal 2008, an increase of $54.0 million or 18.3%.

Total Interest Income and Fees. Total interest income and fees in fiscal 2009 increased to $99.7 million from $83.8 million in fiscal 2008, an increase of $15.9 million or 19.0%. This increase is primarily due to an increase in aggregate average finance receivables of $54.0 million or 18.3%.

Interest Expense. Interest expense in fiscal 2009 increased to $17.9 million from $16.4 million in fiscal 2008, an increase of $1.5 million or 9.1%. Our average interest bearing liabilities increased to $234.3 in fiscal 2009 from $230.6 in fiscal 2008, an increase of $3.7 million or 1.6%. In January 2009, we started paying our lenders a minimum interest rate per annum of 5.00% for our revolving facility and 6.25% per annum for our amortizing notes. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average, aggregate outstanding principal amount of all amortizing notes held by the lenders. As of September 30, 2009, we paid our lenders $0.5 million in uncommitted availability fees. The addition of the floor interest rates and uncommitted availability fee increased our cost of funds to 7.6% in fiscal 2009 compared to the cost of funds of 7.1% in fiscal 2008.

Provision for Credit Losses. The provision for credit losses in fiscal 2009 increased to $23.5 million from $21.9 million in fiscal 2008, an increase of $1.6 million or 7.3%. While the provision increased, we saw a decline in our net charge-offs as a percentage of our average total finance receivables to 6.24% compared to 6.96% in fiscal 2008. Loans that are 60 days or more delinquent have also increased to $10.8 million at September 30, 2009 from $9.7 million at September 30, 2008, an increase of $1.1 million or 11.3%; however, loans that are 60 days or more delinquent as a percentage of total loans has decreased to 2.97% in fiscal 2009 compared to 3.02% in fiscal 2008. See further discussion in “Allowance for Credit Losses” section.

Noninterest Income. Noninterest income consists of revenue from credit reinsurance premiums which increased to $4.4 million from $3.9 million in fiscal 2008, an increase of $0.5 million or 12.8%. The increase in credit reinsurance premiums is directly related to the increase in our loan acquisitions.

Noninterest Expenses. Noninterest expenses in fiscal 2009 increased to $42.0 million compared to $36.4 million in fiscal 2008, an increase of $5.6 million or 15.4%. The increase was primarily due to the increase in our management and record keeping services fees for the year. Management and record keeping services fees in fiscal 2009 increased by $6.6 million from fiscal 2008 due to a 14.2% increase in our aggregate finance receivables and an increase in the CPI for which these fees are based.

Year Ended September 30, 2008 Compared to September 30, 2007 Combined Period.

Our accounting for the Transaction required that purchase accounting treatment of the Transaction be “pushed down,” resulting in the adjustment of all of our net assets to their respective fair values as of the Transaction date.  Although we continued as the same legal entity after the Transaction, the application of push down accounting represents the termination of the old accounting entity and the creation of a new one.  As a result, our consolidated financial statements are presented for two periods:  Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively.  We have prepared our discussion of the results of operations by comparing the mathematical combination of the Predecessor Period from October 1, 2006 to May 31, 2007, and the Successor Period from June 1, 2007 to September 30, 2007. We refer to the twelve months ended September 30, 2007 as the 2007 Combined Period.  Although this presentation does not comply with generally accepted accounting principals (“GAAP”), we believe the combination of the 2007 periods provides a meaningful comparison to the 2008 period.  The combined operating results have not been prepared as pro forma results under applicable regulations and may not reflect the actual results we would have achieved absent the Transaction and may not be predictive of future results of operations.

There are significant differences in the way we operated in the Predecessor Period to the Successor Period. Certain fees and revenue we earned in the Predecessor Period are not collected in the Successor Period from our loans. We outsource origination of military loans and servicing of all loans and pay a fee to MBD in the Successor Period for these activities. Our expenses include amortization of our intangible assets in the Successor Period. Comparisons to prior periods are relevant, and changes have a material effect on our financial condition, results of operations and cash flow.

	Successor		Predecessor	Combined
	As of and for the Year Ended September 30,	Period From June 1 - Sept 30,	Period From Oct 1 – May 31,	As of and for the Year Ended September 30,

	2008	2007	2007	2007

Interest income and fees	$83,842,539	$25,319,478	$53,170,947	$78,490,425

Interest expense
Interest on borrowings and other	16,090,165	5,292,687	10,522,751	15,815,438
debt
Interest expense	273,781	204,864	23,758	228,622
Interest expense	16,363,946	5,497,551	10,546,509	16,044,060

Net interest income before	67,478,593	19,821,927	42,624,438	62,446,365
provision for credit losses
Provision for credit losses	21,911,854	11,368,272	21,101,441	32,469,713
Net interest income	45,566,739	8,453,655	21,522,997	29,976,652

Noninterest income:
Insurance premiums and	3,940,598	1,492,782	3,313,121	4,805,903
commissions earned, net
Other	8,541	1,779	1,120,964	1,122,743
Total noninterest income	3,949,139	1,494,561	4,434,085	5,928,646

Noninterest expense:
Compensation and benefits	501,066	179,139	11,596,665	11,775,804
Management and record keeping	27,605,379	8,676,418	—	8,676,418
services fee
Occupancy and equipment	822,378	103,925	2,807,135	2,911,060
Advertising	84,108	19,598	1,538,223	1,557,821
Professional and regulatory fees	1,346,307	86,773	1,445,539	1,532,312
Data processing	—	3,989	162,185	166,174
Amortization of intangibles	5,311,200	2,049,000	—	2,049,000
Other operating expenses	694,863	122,631	3,439,521	3,562,152
Total noninterest expense	36,365,301	11,241,473	20,989,268	32,230,741

Income (loss) before income taxes	13,150,577	(1,293,257)	4,967,814	3,674,557
Provision for (benefit from)
income taxes	5,376,466	(470,445)	1,932,729	1,462,284
Net income (loss)	$7,774,111	$(822,812)	$3,035,085	$2,212,273

Total Finance Receivables. Our aggregate finance receivables increased 14.1% during fiscal 2008 to $319.3 million on September 30, 2008 from $279.8 million on September 30, 2007. Our primary supplier of loans, MBD, saw an increase in its originations of military loans during fiscal 2008 over the same period in fiscal 2007, thus increasing our ability to acquire more loans in fiscal 2008. Now that we acquire loans that are originated by a federally-chartered financial institution we have the opportunity to reach more customers than we have in years past. Our aggregate average finance receivables also increased during this period to $295.5 million in fiscal 2008 from $277.2 million in the successor period of June 1 to September 30, 2007, an increase of $18.3 million or 6.6%.

Total Interest Income and Fees. Total interest income and fees in fiscal 2008 increased to $83.8 million from $78.5 million in the 2007 Combined Period, an increase of $5.3 million or 6.8%. This increase is primarily due to an increase in aggregate average finance receivables of $18.3 million or 6.6%. This increase was in part offset by reduced fees as MBD now retains certain fees related to military loans as part of the Transaction. These fees amounted to approximately $4.9 million in the 2007 Combined Period.

Interest Expense. Interest expense in fiscal 2008 increased to $16.4 million from $16.0 million in the 2007 Combined Period, an increase of $.4 million or 2.5%. The weighted average interest rate on our debt remained constant at 6.6% in fiscal 2008 and in the 2007 Combined Period.

Provision for Credit Losses. The provision for credit losses in fiscal 2008 decreased to $21.9 million from $32.5 million in the 2007 Combined Period, a decrease of $10.6 million or 32.6%. This decrease is primarily due to positive trends in net charge offs and delinquency, as well as increased collection efforts during fiscal 2008. During fiscal 2007, we began experiencing an increase in our net charge-offs, from 6.0% of our average finance receivables in fiscal 2006 to 9.7% in fiscal 2007. This increase was due in part to the more frequent and longer term deployments of our military customers, as well as other economic conditions at that time. As a result, management increased the allowance for credit losses during the 2007 Combined Period. During fiscal 2008, we saw a decline in our net charge-offs to 7.0%. Loans that are 60 days or more delinquent have also decreased to $9.7 million at September 30, 2008 from $11.7 million at September 30, 2007, a decrease of $2.0 million or 17.1%. See further discussion in “Allowance for Credit Losses” section.

Noninterest Income. Total noninterest income in fiscal 2008 decreased to $3.9 million from $5.9 million in the 2007 Combined Period, a decrease of $2.0 million or 33.9%. Prior to June 1, 2007, we sold non-loan related products and services, including roadside assistance programs and discount cards. We discontinued the selling of these products and services as of June 1, 2007. Revenue from these programs during the 2007 Combined Period was $1.1 million. In addition, as of June 1 2007, we no longer sell credit insurance policies and have no commission income. Revenue from these commissions during the 2007 Combined Period was $1.5 million.

Noninterest Expenses. Noninterest expenses in fiscal 2008 increased to $36.4 million compared to $32.2 million in the 2007 Combined Period, an increase of $4.2 million or 13.0%. The increase in non-interest expense is due in part to the increase in the amortization of intangibles from $5.3 million to $2.0 million for fiscal 2008 and the 2007 Combined Period, respectively.

Delinquency Experience

Our customers are required to make monthly payments of interest and principal. Our servicer, MBD, under our supervision, analyzes our delinquencies on a recency delinquency basis utilizing our guidelines. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not been received for 30 days after the last full payment. We rarely grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current.

Prior to June 1, 2007, finance receivables were charged-off when management deemed them to be uncollectible through normal collection procedures on or before they become 270 days past due or earlier. Further, our SSLA requires us to charge-off finance receivables if they are 270 days past due or earlier if deemed appropriate. In connection with the Transaction, we changed our charge-off methodology (effective June 1, 2007) to coordinate it with MCFC’s charge-off methodology. Accordingly, we now charge-off finance receivables at 180 days past due or earlier if management deems it appropriate.

The following sets forth a pro-forma analysis of the five-year history of our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for finance receivables. Predecessor Period information has been adjusted to reflect finance receivable balances that would have been delinquent under the current 180 day charge-off policy methodology.

		Successor			Predecessor
	As of and for the	As of and for
	Year ended	the Year ended	As of	As of	As of and for the Years Ended
	September 30,	September 30,	September 30,	May 31,	September 30,
Pro-Forma	2009	2008	2007	2007	2006	2005

	(dollars in thousands)
Total finance receivables	$364,786	$319,290	$279,778	$278,038	$271,866	$253,895
Total finance receivables balances 60	$10,837	$9,658	$11,693	$11,204	$11,243	$10,823
days or more past due
Total finance receivables balances 60	2.97%	3.02%	4.18%	4.03%	4.14%	4.26%
days or more past due as a percent
of total finance receivables

The following sets forth the actual five-year history of our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for finance receivables. As a result of the change in our charge-off methodology, our total finance receivables balances 60 days or more past due as a percent of total finance receivables appears more favorable in the Successor Period when we charge-off no later than 180 days delinquent compared to the Predecessor Periods when we charged off no later than 270 days past due.

		Successor			Predecessor
	As of and for the	As of and for
	Year ended	the Year ended	As of	As of	As of and for the Years Ended
	September 30,	September 30,	September 30,	May 31,	September 30,
	2009	2008	2007	2007	2006	2005

			(dollars in thousands)
Total finance receivables	$364,786	$319,290	$279,778	$283,438	$276,817	$256,890
Total finance receivables balances 60	$10,837	$9,658	$11,693	$16,604	$16,194	$13,818
days or more past due
Total finance receivables balances 60	2.97%	3.02%	4.18%	5.86%	5.85%	5.38%
days or more past due as a percent
of total finance receivables

Credit Loss Experience and Provision for Credit Losses

General. The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. We utilize a statistical model based on potential credit risk trends incorporating both historical and prospective factors to estimate losses. These results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside our control, such as economic conditions, current or future military deployments and completion of military service prior to repayment of loan. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term. See "Item 1A. Risk Factors—If a customer leaves the military prior to repaying loans, there is an increased risk loans will not be repaid."

Military Loans. Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Our primary sources of charge-offs occur when a customer leaves the military prior to repaying the finance receivable or is subject to longer term and more frequent deployments. Generally, loans purchased or originated by us are structured so that the entire amount is repaid prior to a customer’s estimated separation from the military. When buying loans, however, we cannot predict when or whether a customer may depart from the military early. Accordingly, we cannot implement policies or procedures for MBD to follow to ensure that we will be repaid in full prior to a customer leaving the military. Nor can we predict when a customer may be subject to deployment at a duration or frequency that causes a default on their loans. Another source of loss is when a customer declares bankruptcy. See “Item 7. — Nonearning Assets."

In connection with the Transaction, we implemented a change in our charge-off methodology to charge-off loans no later than 180 days delinquent from 270 days delinquent, which resulted in a one-time charge-off of $4.5 million in June 2007. This change increased our “Loans charged-off” in the Successor Period ending September 30, 2007 from $8.6 million to $13.1 million. The following table shows a five-year historical picture of net charge-offs on military loans and net charge-offs as a percentage of military loans:

	Successor			Predecessor
	As of and for the	As of and for	As of and for	As of and for
	Year Ended	the Year Ended	the Period from	the Period from	As of and for the Years Ended
	September 30,	September 30,	June 1 - Sept 30	Oct 1 - May 31	September 30,
	2009	2008	2007	2007	2006	2005
			(dollars in thousands)
Military loans:
Military receivables charged-off	$24,279	$21,784	$13,103	$13,936	$17,365	$11,730
Less recoveries	2,914	2,343	605	1,138	1,291	1,386
Net charge-offs	$21,365	$19,441	$12,498	$12,798	$16,074	$10,344
Average military receivables (1)	$315,044	$276,147	$258,206	$261,388	$248,966	$208,379
Percentage of net charge-offs to average military receivables (2)	6.78%	7.04%	14.52%	7.34%	6.46%	4.96%

(1)	Averages are computed using month-end balances.
(2)	Annualized percentages used for periods ending May 31, and September 30, 2007.

Retail Installment Contracts. Under most of our arrangements with retail merchants, we typically withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. As of September 30, 2009, the aggregate amount of retail merchant reserves totaled $4.4 million, an increase of $2.9 million or 206%, from the same period last year. This represents a 12.7% reserve as a percentage of average retail installment contract receivables. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we will pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant. Our allowance for credit losses is charged only to the extent that the loss on a retail installment contract exceeds the originating retail merchant's specific reserve account at the time of the loss.

The following table shows a five-year historical picture of net charge-offs on retail installment contracts and net charge-offs as a percentage of retail installment contracts:

	Successor			Predecessor
	As of and for the Year Ended September 30,	As of and for the Year Ended September 30,	As of and for the Period from June 1 - Sept 30,	As of and for the Period from Oct 1 - May 31,	As of and for the Years Ended September 30,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)
Retail installment contracts:
Contracts charged-off	$762	$1,361	$591	$1,137	$156	$12
Less recoveries	312	234	34	54	58	73
Net charge-offs	$450	$1,127	$557	$1,083	$98	$(61)
Average retail installment contract receivables (1)	$34,436	$19,345	$19,037	$21,131	$22,799	$22,955

Percentage of net charge-offs to retail installment contract receivables	1.31%	5.83%	8.78%	7.69%	0.43%	(0.27)%

_______________________

(1)	Averages are computed using month-end balances.
(2)	Annualized percentages used for periods ending May 31, and September 30, 2007.

Allowance for Credit Losses. The following table sets forth the five-year history of our allowance for credit losses:

	Successor			Predecessor
	As of and for the Year Ended September 30,	As of and for the Year Ended September 30,	As of and for the Period from June 1 - Sept 30,	As of and for the Period from Oct 1 - May 31,	As of and for the Years Ended September 30,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)
Average total finance receivables (1)	$349,480	$295,492	$277,243	$282,519	$271,765	$231,334
Provision for credit losses	$23,454	$21,912	$11,368	$21,101	$18,276	$13,044
Net charge-offs	$21,815	$20,569	$13,056	$13,881	$16,172	$10,283
Net charge-offs as a percentage of average total finance receivables	6.24%	6.96%	14.13%	7.37%	5.95%	4.45%

Allowance for credit losses	$24,621	$22,982	$21,639	$23,326	$16,106	$14,002
Allowance as a percentage of average total finance receivables	7.05%	7.78%	7.81%	8.26%	5.93%	6.05%

_________________________

(1)	Averages are computed using month-end balances.

Management increased the allowance for credit losses in fiscal 2009 to $24.6 million from $23.0 million at the end of fiscal 2008, as a result of the increase in aggregate average finance receivables of $54.0 million or 18.3%. In June of fiscal 2007, we took a one-time charge-off of $4.5 million when we implemented the change in our charge-off methodology to follow MCFC’s methodology in connection with the Transaction. The result of this one-time charge-off of loans reduced the number of delinquent loans in our portfolio. As a result, management reduced the allowance for credit losses from $23.3 million at the end of May 2007 to $21.6 million at the end of September 2007.

The following table sets forth history of the components of our allowance for credit losses:

	Successor			Predecessor
	As of and for the	As of and for the	As of and for the	As of and for the
	Year Ended	Year Ended	Period from	Period from	As of and for the Years Ended
	September 30,	September 30,	June 1 – Sept 30	Oct 1 – May 31	September 30,
	2009	2008	2007	2007	2006	2005
			(dollars in thousands)
Balance, beginning of period	$22,982	$21,639	$23,326	$16,106	$14,002	$11,241
Charge-offs:
Finance receivables
charged-off	(25,041)	(23,146)	(13,694)	(15,073)	(17,521)	(11,742)
Recoveries	3,226	2,577	639	1,192	1,349	1,459
Net charge-offs	(21,815)	(20,569)	(13,055)	(13,881)	(16,172)	(10,283)
Provision for credit losses	23,454	21,912	11,368	21,101	18,276	13,044
Balance, end of period	$24,621	$22,982	$21,639	$23,326	$16,106	$14,002

Nonearning Assets

In the Predecessor Period, accrual of interest income is suspended when a full payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received. In the Successor Period, we increased our income suspension period to 90 days to conform to that of MCFC. The impact of this change was immaterial to our overall financial statements.

Nonearning assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no full payment of principal or interest has been received for more than 90 days.

Loan Acquisition / Origination

Asset growth is the most important factor in determining our future revenues. We are dependent upon MBD and retail merchants to increase their originations for our future growth. In connection with purchasing the loans, we pay MBD a fee in the amount of $35.00 for each military consumer loan originated by MBD and purchased by us. This fee is adjusted annually on the basis of the annual increase or decrease in MBD’s deferred acquisition cost analysis. For fiscal 2009, loans purchased from MBD and retail merchants increased to $395.8 million from $355.3 million in fiscal 2008, an increase of $40.5 million or 11.4%. See "Item 1: Business—General."

The following table sets forth the five-year history of overall loan acquisitions / originations and lending activities:

	Successor			Predecessor
	As of and for the	As of and for the	For the Period	For the Period
	Year Ended	Year Ended	from	from	As of and for the Years Ended
	September 30,	September 30,	June 1 – Sept 30,	Oct 1 – May 31,	September 30,
	2009	2008	2007	2007	2006	2005
		(dollars in thousands, except for average note amounts)
Total loans acquired/originated:
Gross balance	$395,768	$355,329	$100,068	$200,552	$288,995	$299,984
Number of finance receivable notes	129,120	112,155	29,421	57,139	82,779	87,337
Average note amount	$3,065	$3,168	$3,401	$3,510	$3,491	$3,435

Military loans:
Gross balance	$348,984	$335,271	$95,314	$188,843	$269,231	$277,524
Number of finance receivable notes	111,664	104,986	27,727	53,198	75,961	79,615
Average note amount	$3,125	$3,193	$3,438	$3,550	$3,544	$3,486

Retail installment contracts:
Gross balance	$46,784	$20,058	$4,754	$11,709	$19,764	$22,460
Number of finance receivable notes	17,456	7,169	1,694	3,941	6,818	7,722
Average note amount	$2,680	$2,798	$2,806	$2,971	$2,899	$2,909

Based upon the results of a regulatory examination, the Office of Thrift Supervision ("OTS") expressed concerns largely related to asset quality issues at MCB and the need for MCB, along with our parent, MCFC, to develop plans to perform analyses and conduct reviews to reduce problem assets, to improve earnings and to ensure that liquidity, capital and the allowance for loan and lease losses are reasonable and commensurate with our needs and risk profiles consistent with the MCB’s regulatory guidelines. As a result of the concerns noted by the OTS, MCB and MCFC entered into separate confidential Memorandums of Understanding (“MOUs”) with the OTS. The MOUs are informal agreements and are not available to the public. As of September 30, 2009, MCFC and MCB were both in compliance with the MOUs. The asset quality issues raised by OTS did not relate to the military loans originated by MBD and acquired by us.

Liquidity and Capital Resources

A relatively high ratio of borrowings to invested capital is customary in the consumer finance industry. Our principal use of cash is to purchase military loans and retail installment contracts. We use borrowings to fund the difference, if any, between the cash used to purchase military loans and retail installment contracts and operations, and the cash generated from loan repayments and operations. This amount is generally cash used in investing activities. Cash used in investing activities in fiscal 2009 was approximately $70.8 million, which was funded from operating activities of $48.3 million and $13.1 million from financing activities. The increase in our cash used in investing activities and provided by operating activities is primarily attributable to the increase in finance receivables purchased from MBD. Cash used in investing activities in fiscal 2008 was approximately $59.5 million, which was funded from $36.7 million of cash from operating activities and $31.9 million from financing activities. We have not sold any investment notes since December 31, 2006. In the Successor Period, financing activities primarily consist of borrowing and repayments of debt incurred under our SSLA. With ongoing strains in the financial markets, we see liquidity, capital and earnings challenges for some lenders in our credit group which may reduce their ability to participate in our credit facility or may cause a decrease in their willingness to lend at the current levels. In addition, we have borrowings of $53 million from withdrawing banks who previously participated in the Senior Lending Agreement; this capacity needs to be replaced to fund purchases of additional finance receivables. In an effort to conserve our funding resources, we have reduced our loan acquisitions.

Senior Indebtedness-Senior debt.

On June 12, 2009, we entered into the SSLA with the lenders listed on the SSLA (“the lenders”) and UMB Bank, N.A. (the “Agent”). The SSLA replaces and supersedes the Senior Lending Agreement, dated as of June 9, 1993, as subsequently amended and restated (the “SLA”). The initial term of the SSLA ends on March 31, 2010 and is automatically extended annually unless any lender gives written notice of its objection by March 1 of each calendar year. Our assets secure the loans extended under the SSLA for the benefit of the lenders and other holders of the notes issued pursuant to the SSLA or the SLA (the “Senior Debt”). The facility is an uncommitted facility that provides common terms and conditions pursuant to which the individual lenders that are a party to the SSLA may choose to make loans to us in the future. Any lender may elect not to participate in any future fundings at any time without penalty. As of September 30, 2009, we could request up to $27.8 million in additional funds and remain in compliance with the terms of the SSLA. No lender, however, has any contractual obligation to lend us these additional funds.

The aggregate notional balance outstanding under amortizing notes was $221.2 million and $198.5 million at September 30, 2009 and 2008, respectively. Interest on the amortizing notes is fixed at 270 basis points over the 90-day moving average of like-term treasury notes when issued. The interest rate may not be less than 6.25%. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. There were 321 and 330 amortizing term notes outstanding at September 30, 2009 and 2008, respectively, with a weighted-average interest rate of 6.54% and 6.63%, respectively. Interest on amortizing notes is payable monthly. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average, aggregate outstanding principal amount of all amortizing notes held by the lenders. As of September 30, 2009, we paid our lenders $0.5 million in uncommitted availability fees.

Advances outstanding under the revolving credit line were $20.8 million and $23.6 million at September 30, 2009 and 2008, respectively. When a lender elects not to participate in future fundings, any existing borrowings from that lender under the revolving credit line are payable in 12 equal monthly installments. Interest on borrowings under the revolving credit line is payable monthly and is based on prime or 5.00%, whichever is greater. Interest on borrowings was 5.00% at September 30, 2009 and 2008, respectively.

Substantially all of our assets secure this debt under the SSLA. The SSLA also limits, among other things, our ability to (1) incur additional debt from the lenders beyond that allowed by specific financial ratios and tests, (2) borrow or incur other additional debt except as permitted in the SSLA, (3) pledge assets, (4) pay dividends, (5) consummate certain asset sales and dispositions, (6) merge, consolidate or enter into a business combination with any other person, (7) pay fees to MCFC each year except as provided in the SSLA, (8) purchase, redeem, retire or otherwise acquire any of our outstanding equity interests, (9) issue additional equity interests, (10) guarantee the debt of others without reasonable compensation and only in the ordinary course of business or (11) enter into agreements with our affiliates.

Under the SSLA, we are subject to certain financial covenants that require that we, among other things, maintain specific financial ratios and satisfy certain financial tests. In part, these covenants require us to: (1) maintain an allowance for credit losses equal to or greater than the allowance for credit losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 5.25% of our consolidated net receivables, unless otherwise required by GAAP, (2) limit our senior indebtedness as of the end of each quarter to not greater than four times our tangible net worth, (3) maintain a positive net income in each fiscal year, (4) limit our senior indebtedness as of the end of each quarter to not greater than 80% of our consolidated receivables, and (5) maintain a consolidated total required capital of at least $75 million plus 50% of the cumulative positive net income earned by us during each of our fiscal years ending after September 30, 2008. Any part of the 50% of positive net income not distributed by us as a dividend for any fiscal year within 120 days after the last day of such fiscal year must be added to our consolidated total required capital and may not be distributed as a dividend or otherwise. No part of the consolidated total required may be distributed as a dividend.

We may not make any payment to MCFC in any fiscal year for services performed or reasonable expenses incurred in an aggregate amount greater than $735,000 plus reimbursable expenses. Such amount may be increased on each anniversary of the SSLA by the percentage increase in the CPI published by the United States Bureau of Labor for the calendar year then most recently ended. Except as required by law, we may not stop purchasing small loans to military families from MBD, unless the lenders consent to such action.

The breach of any of these covenants could result in a default under the SSLA, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. As of September 30, 2009, we were in compliance with all loan covenants.

Once an event of default has occurred, the Agent has the right, on behalf of all holders of the Senior Debt, to immediately take possession and control of the collateral. When the Agent notifies us of an event of default, the interest rate on all Senior Debt will automatically increase to a default rate equal to 2% above the interest rate otherwise payable on such Senior Debt. The default rate will remain in effect so long as any event of default has not been cured.

In connection with the execution of the SSLA, MCFC entered into an Unlimited Continuing Guaranty. MCFC guaranteed the Senior Debt and accrued interest in accordance with the terms of the Unlimited Continuing Guaranty. Under the Unlimited Continuing Guarantee, MCFC also agreed to indemnify the Lenders and the Agent for all reasonable costs and expenses (including reasonable fees of counsel) incurred by the Lenders or the Agent for payments made under the Senior Debt that are rescinded or must be repaid by lenders to us. If MCFC is required to satisfy any of borrowers’ obligations under the Senior Debt, the Lenders and the Agent will assign without recourse the related Senior Debt to MCFC.

Concurrently, in connection with the execution of the SSLA, MCFC entered into a Negative Pledge Agreement in favor of the Agent. Under the Negative Pledge Agreement, MCFC represented that it will not pledge, sell, assign or transfer its ownership of all or any part of the issued and outstanding capital stock of PFS and will not otherwise or further encumber any of such capital stock beyond the currently existing negative pledge thereof in favor of Branch Banking and Trust Company, a North Carolina banking corporation headquartered in Winston-Salem, North Carolina (“BB&T”). Once the pledge of the capital stock of PFS to BB&T is terminated, MCFC will pledge all of its capital stock in PFS to the Agent for the benefit of the lenders to secure payment of all Senior Debt.

As of September 30, 2009, the lenders have indicated a willingness to participate in fundings up to an aggregate of $216 million during the next 12 months, including $189 million which is currently outstanding. In addition, the Company has borrowings of $53 million from withdrawing banks who had previously participated in the SLA.

Senior Indebtedness Table. The following table sets forth a five-year history of the total borrowings and availability under the SSLA, the former Senior Lending Agreement and our former revolving line from PFI:

	As of and for the Years Ending September 30, 2009
	2009	2008	2007	2006	2005
		(dollars in thousands)
Revolving credit line (1):
Total facility	$32,500	$40,000	$45,000	$49,559	$47,444
Balance at end of year	$20,770	$23,586	$15,463	$13,285	$15,624
Maximum available credit (2)	$11,730	$16,414	$29,537	$36,274	$31,820

Term notes (3):
Total facility	$236,888	$260,892	$285,445	$225,000	$207,000
Balance at end of year	$221,187	$198,466	$169,345	$170,533	$163,973
Maximum available credit (2)	$16,098	$62,426	$116,100	$54,467	$43,027

Total revolving and term notes (1)(3):
Total facility	$269,388	$300,892	$330,445	$274,559	$254,444
Balance at end of year	$241,957	$222,052	$184,808	$183,818	$179,597
Maximum available credit (2)	$27,828	$78,840	$145,637	$90,741	$74,847
Credit facility available (4)	$27,828	$20,110	$27,558	$31,019	$18,154
Percent utilization of the total facility	89.82%	73.80%	55.93%	66.95%	70.58%

(1)	Includes revolving credit line from our parent for years ending September 30, 2006 and 2005.
(2)

Maximum available credit assuming proceeds in excess of the amounts shown below under "Credit Facility Available" are used to increase qualifying finance receivables and all terms of the senior lending agreement are met, including maintaining a Senior Indebtedness to Net Receivable Ratio of not more than 80.0%.

(3)	Includes 48-month amortizing term note.
(4)	Credit available based on the existing asset borrowing base and maintaining a Senior Indebtedness to Net Notes Receivable Ratio of not more than 80%.

Outstanding Investment Notes. Prior to December 31, 2006, we funded certain capital and financial needs through the sale of investment notes. These notes have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these notes at any time upon 30 days’ written notice. As of September 30, 2009, we had outstanding $33.3 million of these notes (with accrued interest) which includes a $0.6 million purchase adjustment. The purchase adjustments relate to fair value adjustments recorded as part of the Transaction. These notes had a weighted average interest rate of 9.51% as of September 30, 2009.

Dividends From Subsidiaries. Our reinsurance subsidiary is subject to the laws and regulations of the state of Nevada which limit the amount of dividends our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. In the past, these regulations have not had a material impact on our reinsurance subsidiary or its ability to pay dividends to us. We do not expect these regulations will have a material impact on our business or the business of our reinsurance subsidiary in the future.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. A significant and sustained increase in interest rates could unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on military loans and retail installment contracts and interest rates paid under our senior lending agreement and investment notes. Inflation also may negatively affect our operating expenses. With the ongoing strains in the financial markets, we see liquidity, capital and earnings challenges for some lenders in our credit group which may reduce their ability to participate in the credit or may cause a decrease in their willingness to lend at the current levels. In addition we have borrowings of $53 million from withdrawing banks who had previously participated in the SLA; this capacity needs to be replaced to fund purchases of additional finance receivables.

Critical Accounting Policies

General. Our accounting and reporting policies are in accordance with GAAP and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the Consolidated Financial Statements. Critical accounting policies require management to make estimates and assumptions, which affect the reported amounts of assets, liabilities, income and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position and results of operations.

Allowance for Credit Losses and Provision for Credit Losses. We consider our policy regarding the allowance and resulting provision for credit losses to be our most important accounting policy due to the significant degree of management judgment applied in establishing the allowance and the provision.

We utilize a statistical model which incorporates both historical and prospective estimates to better forecast potential credit risk trends to determine the appropriate amount of allowance for credit losses.

We evaluate the finance receivable portfolio quarterly. Our portfolio consists of a large number of relatively small, homogenous accounts. No account is large enough to warrant individual evaluation for impairment. We consider numerous qualitative and quantitative factors in estimating losses in our finance receivable portfolio, including the following:

•	Prior credit losses and recovery experience
•	Current economic conditions
•	Current finance receivable delinquency trends
•	Demographics of the current finance receivable portfolio

We also use several ratios to aid in the process of evaluating prior finance receivable loss and delinquency experience. Each ratio is useful, but each has its limitations. These ratios include:

•	Delinquency ratio – finance receivables 60 days or more past due as a percentage of finance receivables
•	Allowance ratio – allowance for finance receivable losses as a percentage of finance receivables
•	Charge-off ratio – net charge-offs as a percentage of the average of finance receivables at the beginning of each month during the period
•	Charge-off coverage – allowance for finance receivable losses to net charge-offs

In addition to these models, we exercise our judgment, based on our experience in the consumer finance industry, when determining the amount of the allowance for finance receivable losses. We consider this estimate to be a critical accounting estimate that affects its net income in total and the pretax operating income of our business. See "Item 7. Management Discussion and Analysis of Financial Conditions and Results of Operations—Credit Loss Experience and Provision for Credit Losses."

Goodwill and Other Intangible Assets. Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as purchases. Other intangible assets represent other identifiable assets. Goodwill is not amortized over an estimated useful life, but rather tested at least annually for impairment. Intangible assets other than goodwill, which are determined to have finite lives, continue to be amortized on straight-line or accelerated bases over their estimated useful lives. Amortizing intangibles are currently evaluated for impairment. Recoverability of these assets is assessed only when events have occurred that may give rise to an impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles, are written down to their respective fair values.

Contractual Obligations

We have the following payment obligations under current financing and leasing arrangements as of September 30, 2009:

		Payments Due By Period
		Less than
Contractual obligations:	Total	1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$266,382,218	$87,599,846	$143,495,833	$22,806,699	$12,479,840
Interest on long term debt (1)	18,763,695	5,811,219	9,600,909	2,164,733	1,186,833
Total contractual cash obligations	$285,145,912	$93,411,065	$153,096,742	$24,971,432	$13,666,673

(1)	Interest on long term debt is calculated using the weighted average interest rate of 6.54% for amortizing term notes and 9.51% for investment notes as of September 30, 2009.

		Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years

Other commercial commitments:

Lines of credit	$20,770	$20,770	$—	$—	$—
Interest on lines of credit(1)	1,039	1,039
Total lines of credit	$21,809	$21,809	$—	$—	$—

(1)	Interest on lines of credit is calculated using the fixed rate of 5.00% as of September 30, 2009.

Impact of New and Emerging Accounting Pronouncements Not Yet Adopted

In February 2008, the FASB issued new accounting guidance which deferred the effective date of applying fair value measurement guidance for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). We elected to defer the adoption of this guidance until October 1, 2009. We are in the process of determining the impact of adoption on our consolidated financial statements.

In June 2009, the FASB issued new accounting guidance related to the consolidation of variable interest entities. The guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We do not believe the adoption of this pronouncement will have a material impact on our consolidated financial statements.

BUSINESS

General

We purchase military loans and retail installment contracts, on a worldwide basis, made exclusively to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We purchase these primarily from two different types of sources. Our largest source is a major vendor, the Military Banking Division (“MBD”) of MidCountry Bank (“MCB”) (a wholly-owned subsidiary of MCFC). MBD is an affiliate and originates direct loans through a network of loan production offices and via the Internet; military families use these loan proceeds to purchase goods and services. We also purchase retail installment contracts from retail merchants that sell consumer goods to active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. We are not associated with, nor are we endorsed by, the U.S. military or U.S. Department of Defense. However, we do seek to maintain a positive, supportive relationship with the military community.

Prior to May 31, 2007, we were a wholly-owned subsidiary of Pioneer Financial Industries, Inc., a Nevada corporation (“PFI”). On May 31, 2007, pursuant to the Transaction, MCFC acquired 100% of PFI's common stock. The Transaction resulted in a change in control effective May 31, 2007. Pursuant to the Transaction, MCFC reorganized our operations. Prior to June 1, 2007, we originated loans exclusively to active-duty or career-retired U.S. military personnel or U.S. Department of Defense employees. In connection with the Transaction, activities related to the origination and servicing of loans are now conducted by MBD. We now purchase the loans originated by MBD if the loans meet certain criteria. We plan to hold these loans until repaid. On June 12, 2009, we entered into a new senior credit facility. In connection with this credit facility, we amended and restated our Loan Sale and Master Services Agreement (“LSMS”) with MBD which outlines the terms of the sale and servicing of these loans.

Thomas H. Holcom, Chief Executive Officer and President, Laura V. Stack, Chief Financial Officer and Joe B. Freeman, Chief Operating Officer are our executive officers and are responsible for our policy-making decisions. None of these officers are compensated by us. Each of these officers is an employee and executive officer of MBD. MBD and MCFC provide all of the compensation and remuneration to these executive officers and all the employees of MBD. We pay fees to MBD for management and record keeping services.

Lending and Servicing Operations

Primary Supplier of Loans

We have retained MBD as our primary supplier of loans. Under the LSMS Agreement, MBD uses our underwriting criteria (which was developed from our past customer credit repayment experience and is periodically revalidated based on current portfolio performance). These criteria require the following:

•	All borrowers must be active duty or retired career U.S. military personnel or U.S. Defense Department employees.
•	All potential borrowers must complete standardized credit applications either in person at one of MBD’s loan production offices or online via the Internet.
•

A thorough review must be conducted on all applicants’ military service history. This includes verification of status including rank and credit history using major credit reporting. Other review procedures may be conducted as deemed necessary.

•	Loan repayment terms must generally be structured to repay the entire loan prior to the customer’s estimated separation from the military.

To the extent MBD originates loans under these standards, MBD is obligated to sell such loans to us and we are obligated to purchase such loans. Loans purchased from MBD and those previously originated by us prior to the Transaction are referred to as “military loans”. See “Item 1A. Risk Factor— MBD may modify underwriting and servicing standards and does not have to lend to the traditional customers who meet our business model and lending guidelines, which may materially adversely affect our business operations, cash flow, results of operations, financial condition and profitability.”

Loan Purchasing

Generally. We have more than 20 years experience underwriting, originating, monitoring and servicing consumer loans to the military market and have developed a deep understanding of the military and the military lifestyle. Through this extensive knowledge of our customer base, we developed a proprietary scoring model that focuses on the unique characteristics of the military market, as well as traditional credit scoring variables which are currently utilized by MBD when originating loans in this market. We incorporated these proprietary underwriting guidelines and scoring model into our loan origination system to facilitate auto-decisioning and risk-based pricing on our loans. In general, the majority of finance receivables we own are under $10,000, repayable in equal monthly installments and have terms no longer than 48 months.

For the loans we purchase, MBD uses our proprietary underwriting guidelines and scoring model when it originates loans. Under these guidelines, in evaluating the creditworthiness of potential customers, MBD primarily examines the individual’s debt to income ratio, discretionary income, military rank, time served in the military and prior credit experience. Loans are limited to amounts that the customer could reasonably be expected to repay from discretionary income. Loan repayment terms are generally structured to repay the entire loan prior to the customer’s estimated separation from the military. However, when we purchase loans from MBD, we can not predict when or whether a customer may unexpectedly leave the military or when or whether other events could occur which result in not being repaid prior to a customer’s departure from the military.

A risk in all consumer lending and retail sales financing transactions is the customer’s unwillingness or inability to repay obligations. Unwillingness to repay is usually evidenced by a consumer’s historical credit repayment record. An inability to repay occurs after initial credit evaluation and funding and usually results from lower income due to early separation from the military or reduction in rank, major medical expenses, or divorce. Occasionally, these types of events are so economically severe that the customer files for protection under the bankruptcy laws. Standard underwriting guidelines are used at the time the customer applies for a loan to help minimize the risk of unwillingness or inability to repay. These guidelines were developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. We use these guidelines to predict the relative likelihood of credit applicants repaying their obligation to us. We purchase loans made to consumers who fit our underwriting guidelines. The amount and interest rate of the military loan or retail sales finance transaction purchased are set by MBD or the retail merchant based upon our underwriting guidelines considering the estimated credit risk assumed.

As a customer service, we consider purchasing a new loan from MBD for an existing borrower who has demonstrated a positive payment history with us and where the transaction creates an economic benefit to the customer after fully underwriting the new loan request to ensure proper debt ratio, credit history and payment performance. We will not purchase refinancings made to cure delinquency or for the sole purpose of creating fee income. Generally, we purchase refinancing of existing loans when a portion of the new loan proceeds is used to repay the balance of the existing loan and the remaining portion is advanced to the customer. Approximately 24.8% of the amount of all military loans purchased were refinancings from outstanding loans.

Military Loans Purchased from MBD. We purchase military loans from MBD if they meet our lending guidelines. In connection with the Transaction, MBD was provided the rights to our lending guidelines and extensive experience with lending to the military marketplace. Pursuant to the LSMS, we transferred the right to use our underwriting model and lending system to MBD. However, we retained ownership of this model and the lending system. MBD now originates these loans directly through its loan production offices and over the Internet.

Retail Installment Contracts. We also purchase retail installment contracts, which meet our quality standards and return on investment objectives from approximately 135 retail merchants. Retail installment contracts are finance receivable notes generated during the purchase of consumer goods by active-duty or retired career U.S. military personnel or U.S. Department of Defense employees. These customers have demonstrated an apparent need to finance a retail purchase and a willingness to use credit. We generally acquire these contracts without recourse to the originating merchant. However, most retail merchant reserve agreements allow us to withhold funds from the merchant's proceeds to create reserves to be used in the event a customer defaults and the loan is deemed uncollectible. Retail installment contracts generally have maximum terms of 48 months.

Management and Record Keeping Services

We have retained MBD to provide management and record keeping services. MBD services our finance receivables in the same manner as we did prior to the Transaction. For these management and record keeping services, we pay MBD a monthly fee in an amount equal to .70% (8.4% annually) of the outstanding principal balance of the military loans and retail installment contracts serviced as of the last day of each month. The fee is adjusted annually on the basis of the annual increase or decrease in the Consumer Price Index (“CPI”). Also, as part of its compensation for performing these management and recording keeping services, MBD retains all ancillary revenue, including late charges and insufficient (“NSF”) fees, associated with these loans and retail installment contracts. For these services, we also pay MBD an annual fee of $33.86 for each military loan and retail installment contract owned by us at the end of the prior fiscal year. The annual fee is paid in monthly installments. This fee is adjusted annually on the basis of the annual increase or decrease in the CPI.

To facilitate MBD’s servicing of the military loans and retail installment contracts, we have granted MBD (i) the non-exclusive rights to use certain intellectual properties, including our trade names and service marks, and (ii) the right to use our Daybreak system and related hardware and software. We have also granted MBD non-exclusive rights to market additional products and services to our U.S. military borrowers. We retain all other borrower relationships.

Credit Loss Experience

We closely monitor portfolio delinquency and loss rates in measuring the quality of our portfolio and the potential for ultimate credit losses. We attempt to control customer delinquencies through careful evaluation of the loans we purchase and credit history at the time the loan is originated and we continue this evaluation during the time MBD services the loan, including through collection efforts after charge-off has occurred.

Reinsurance Operations

We have a wholly-owned insurance subsidiary that reinsures substantially all of the credit life and credit accident and health insurance policies which were sold by us and MBD on behalf of Assurant, an unaffiliated insurance carrier, providing us with an additional source of income from the earned reinsurance premiums. If our customers are killed, injured or become ill, including during war, our subsidiary will have payment obligations. The liability we establish for possible losses related to our reinsurance operations and the corresponding charges to our income to maintain this amount are immaterial to our overall business. See “Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations—Sources of Income—Credit Reinsurance Premiums.”

Regulation

General

MBD and merchants who sell retail installment contracts are subject to extensive regulation, supervision and licensing by the Federal Trade Commission (“FTC”), the Office of Thrift Supervision (“OTS”), and other state and federal agencies. Failure to comply with these requirements can lead to, among other sanctions, termination or suspension of licenses, consumer litigation and administrative enforcement actions. If MBD cannot make loans or dealers are unable to finance active-duty or career retired U.S. military personnel and U.S. Department of Defense employees, this will materially adversely impact our business, results of operations and cash flow. See “Item 1A. Risk Factors—MBD and retail merchants are subject to many laws and governmental regulations, and loss of licenses or any changes in these laws or regulations may materially adversely affect our results of operations, cash flow, financial condition and business operations.” Also as a wholly-owned subsidiary of MCFC, a bank holding company, we are subject to oversight by the FTC and the OTS. See “Item 1A. Risk Factors-Potential regulatory changes may impact the lending practices of our vendors requiring us to make changes to our business model.”

Reinsurance Regulations

Our reinsurance subsidiary is subject to laws and regulations of the insurance authorities in the State of Nevada. These regulations cover such matters as its capitalization, reserve requirements, affiliate transactions, and permitted investments. They also place restrictions on the amount of dividends that the reinsurance subsidiary can pay to us and requires us to maintain a certain capital structure. As of September 30, 2009, the reinsurance subsidiary had the ability to pay us up to $2.54 million in dividends pursuant to these laws and regulations.

Other Regulations

Once we purchase our loans, we are obligated to comply with The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999 and contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the FTC, have issued final regulations to implement this Act. These restrictions fall into two basic categories. First, we must provide various notices to customers about privacy policies and practices. Second, this Act restricts us from disclosing non-public personal information about the customer to non-affiliated third parties, with certain exceptions. If we violate this law, regulators may require us to discontinue disclosing information improperly and in certain circumstances, customers may have a private right of action if such disclosure is made without the consent of the customer. We believe we have prepared the appropriate consumer disclosures and internal procedures to address these requirements. We are also subject to federal and state securities and disclosure laws and regulations.

Compliance

We have procedures and controls in place to monitor compliance with numerous federal and state laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or because of a result of unintended errors, we may, from time to time, inadvertently violate these laws and regulations. If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

MBD and the retail merchants who originate military loans and retail installment contracts purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. If MBD or retail merchants fail to comply with these statutes and regulations, consumers may have rights of rescission and other remedies. In such cases, we have rights under our agreement with these merchants to require the merchant to repurchase the related retail installment contracts and to pay us for any damages we may incur or litigation costs, including attorney's fees and costs. However, if we are unable to enforce our agreement with the merchant, resulting consumer recession rights and remedies could have an adverse effect on our business, results of operation, financial condition and cash flow.

Although we believe our operations comply with current regulatory requirements, we are unable to predict whether state or federal authorities will require changes in its reinsurance or loan acquisition practices in the future, or the impact of those changes on our profitability.

Employee Relations

MBD employees perform services for us and we pay management and record keeping services fees to MBD. We had no employees as of September 30, 2009.

Properties

As of June 1, 2007 we do not own any real property, office equipment or furniture. As part of the Transaction, we issued a dividend of a portion of our business operations to MCFC which subsequently contributed it to MCB. This dividend and contribution included our leases on furniture, equipment and other personal property which are now owned by MBD.

Legal Proceedings

We are subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the financial position or results of operations.

Availability Of Reports, Certain Committee Charters And Other Information

Our website address is www.pioneerservices.com. We do not make our Securities and Exchange Commission (“SEC”) public filings available on our website because our investment notes are not publicly traded and our only outstanding share of common stock is owned by MCFC.

The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us.

We will also provide printed copies of all our SEC filings to any shareholders, upon request to Pioneer Financial Services, Inc., 4700 Belleview Ave, Suite 300, Kansas City, Missouri 64112, Attention: Investments.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

PFS has three executive officers. The following table sets forth information regarding each person who serves as a director or executive officer as of September 30, 2009:

Name	Age	Position

Thomas H. Holcom, Jr.	63	President and Chief Executive Officer, Director
Laura V. Stack	47	Chief Financial Officer, Treasurer and Secretary, Director
Joe B. Freeman	39	Chief Operating Officer, Director
Robert F. Hatcher	68	Director

Thomas H. Holcom, Jr. is our Chief Executive Officer and President and a member of the board of director of PFS.  He is also the President of MBD. Mr. Holcom has been associated with PFS since 1985 when he joined as the Chief Financial Officer.  He was named President and Chief Operating Officer in September 2000 and promoted to Chief Executive Officer in May 2007 in connection with the Transaction. Prior to joining PFS, Mr. Holcom spent 19 years with a regional bank with assets over $1 billion and rose to the level of Executive Vice President.  His career has encompassed strategic planning, corporate finance, consulting, investments, risk management and marketing.  He serves in leadership positions on the boards of numerous professional and civic organizations.

Laura V. Stack is our Chief Financial Officer and a member of the board of directors of PFS. Most recently, Ms. Stack was Director of Corporate Finance and previously held the position of controller for PFS. Ms. Stack joined PFS in 1999, after serving as Vice-President for a financial services firm with responsibilities for accounting, cash management, financial/regulatory reporting, consolidating-corporation budget and auditing. Ms. Stack’s accounting experience was gained at a national newspaper syndicate/publishing company.

Joe B. Freeman is our Chief Operating Officer and a member of the board of directors of PFS. He was named to that position, succeeding Mr. Holcom in July 2007 after holding the dual role of both Chief Strategy Officer and Chief Lending Officer. He joined PFS in 2002 after serving as president of a successful Internet Marketing Company that helped clients align their marketing efforts with operations, ROI initiatives and strategic objectives. Mr. Freeman has considerable business experience in accounting, operations, consulting, and marketing. His community and philanthropic activities span a wide breadth of Kansas City organizations and universities.

Robert F. Hatcher serves as a member of our board of directors. He is the President and Chief Executive Officer of MidCountry Financial Corporation. Mr. Hatcher was the President of First Liberty Bank from 1988 until 1990 and President and Chief Executive Officer of that bank and its parent, First Liberty Financial Corp., from 1990 until its merger with BB&T in 1999. Prior to joining First Liberty, Mr. Hatcher served in various positions with Trust Company Bank (now SunTrust) for 27 years. Throughout his career in the banking industry, Mr. Hatcher has been extensively involved in numerous civic organizations. He was appointed by the Governor of the State of Georgia to serve as Co-Chair of the Commission for a New Georgia and currently serves as Chairman of the Board of Regents of the University System of the State of Georgia. Additionally, he serves on the Boards of the Georgia Chamber of Commerce, the Georgia Public Policy Foundation and the U.S. Ski Team Foundation.

Director Compensation, Composition and Committees

We have no independent directors and do not pay any director any separate compensation for serving as a director.

We are a wholly-owned subsidiary of MCFC. In view of this, the small size of our board of directors and that we do not have publicly traded equity securities that would be subject to exchange listing requirements, we do not have an audit committee, nominating committee or compensation committee. The functions which are normally performed by those committees are performed by our board of directors as a whole. In recognition of the expertise and experience of the audit committee of MCFC, our board of directors relies and expects to continue to rely heavily on MCFC's audit committee in fulfilling the functions of an audit committee.

Our executive officers and directors are subject to our Code of Ethics, a copy of which may be obtained at no charge from us upon written request.

COMPENSATION, DISCUSSION AND ANALYSIS

This compensation discussion and analysis (“CD&A”) describes the material elements of compensation awarded to, earned by, or paid to our Principal Executive Officer (referred to in this CD&A as our Chief Executive Officer) and Principal Financial Officer (referred to in this CD&A as our Chief Financial Officer) and other executive officers for all services rendered by these officers in all capacities to us. During the last completed fiscal year and the Successor Period following the Transaction, our named executive officers and other executive officers have been employed by MBD. The Chief Executive Officer provides less than 50% of his services to MCFC and its subsidiaries for services to PFS. The Chief Financial Officer provides over 50% of services to PFS. The other executive officers provide less than 50% of services to us. Other than our Chief Executive Officer and Chief Financial Officer, none of our executive officers earned or were paid or awarded compensation equal to or greater than $100,000 for services provided to us in any capacity. Beginning on June 1, 2007, in connection with the Transaction, we have provided no compensation to any of our executive officers. As disclosed under “Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," we pay MBD various fees for services to us. All compensation for the named and other executive officers is paid by MBD and MCFC and determined by the Compensation Committee of MCFC (the “MCFC Compensation Committee”) with the input of Mr. Holcom.

The purpose of this analysis is to summarize the philosophical principles, specific program elements and other factors considered in making decisions about executive compensation. Our compensation discussion and analysis focuses on the information for primarily the last completed fiscal year contained in the tables and related footnotes and other narrative which follow this discussion, but we also describe compensation actions taken before or after the last completed fiscal year to the extent it enhances the understanding of our executive compensation disclosure.

MCFC Compensation Committee’s Responsibilities

The board of directors of MCFC (the “MCFC Board”) established the MCFC Compensation Committee that is to be responsible for oversight of MCFC's executive compensation program, including stock grants to ensure that MBD and MCFC provide the appropriate motivation to retain the key executives and employees and achieve superior corporate performance and stockholder value. The MCFC Compensation Committee is responsible for all matters dealing with executive officers and director’s compensation including: annual incentive plans, employment contracts for executive officers, restricted stock unit awards, and stock option awards for eligible employees.

The MCFC Compensation Committee is composed of four directors of MCFC and meets approximately three times per year. Reports of the MCFC Compensation Committee’s actions and recommendations are presented to the full MCFC Board after each meeting. In June 2008, the MCFC Compensation Committee engaged Mercer, LLC (“Mercer”), an independent executive compensation consultant, to advise it on compensation matters for executive officers based on information provided to Mercer by MCFC’s management and Mercer’s independent research. A formal review of executive compensation is completed every two years by an independent executive compensation consultant.

Compensation Philosophy

MCFC is a privately held company and its primary concerns are improving shareholder value for its shareholders and meeting the obligations of its subsidiaries, including our investment note holders. Accordingly, the guiding compensation philosophy of the MCFC Compensation Committee is to establish a compensation program that will enable the attraction, development, and retention of key executives and employees who are motivated to achieve excellent corporate performance, strong results of operations and cash flows and sustained long-term stockholder value.

Program Elements

The executive compensation program of MBD and MCFC is composed of base salary, annual incentive and long-term incentive compensation. The following table outlines the total compensation earned by, paid and awarded to by MBD and MCFC, our named executive officers for services provided to us in any capacity.

Summary Compensation Table
Name and Principal Position	Year	Salary	Annual Incentive (3)	Retention Bonus	Restricted Stock Awards	Option Awards	All Other Compensation (4)	Total Annual Compensation

Thomas H. Holcom Jr.
President and Chief	2009	$69,808	$40,838	$—	$22,531	$—	$—	$133,176
Executive Officer
President and Chief	2008	$55,161	$34,789	$90,500	$12,832	$—	$24,332	$217,612
Executive Officer
President and Chief	2007	$33,069	$—	$62,500	$—	$—	$—	$95,569
Executive Officer (1)
President and Chief	2007	$63,650	$400,000	$—	$—	$—	$—	$463,650
Operating Officer (2)

Laura V. Stack
Chief Financial Officer	2009	$78,591	$47,154	$—	$—	$—	$—	$125,745
Chief Financial Officer	2008	$73,661	$44,125	$45,000	$—	$—	$—	$162,787
Chief Financial Officer	2007	$24,681	$20,000	$15,000	$—	$—	$—	$59,681
and Controller (1)
Controller (2)	2007	$61,884	$80,000	$—	$—	$—	$—	$141,884

(1)	Successor period is from June 1, 2007 through September 30, 2007.
(2)	Predecessor period is from October 1, 2006 through May 31, 2007.
(3)	Annual incentives earned are paid in the subsequent fiscal year.
(4)

All Other Compensation was less than $10,000 except for Mr. Holcom’s 2008 other compensation which was $24,332 and consisted of the following:  Employer 401(k) matching contributions - $1,688, country club expenses - $21,250, employee supplemental retirement contribution - $844 and automobile allowance - $551.

Base Salary

The MCFC Compensation Committee sets base salaries after considering an individual’s responsibilities, experience and overall job performance. In June 2008, the MCFC Compensation Committee reviewed the competitiveness of base compensation as compared to a third party peer group. Base salaries for executive officers are targeted to the midpoint of the peer group.

The third party peer group of companies consists of:

Company Name	Ticker	State	Assets(1)	Sales(1)	NI(1)	Return On Average Assets	Return On Average Equity	Market Value as of June 08
Heartland Financial USA, Inc.	HTLF	IA	$3,264	$247	$26	0.8%	10.9%	$297
First Financial Bankshares, Inc.	FFIN	TX	$3,070	$218	$49	1.7%	15.6%	$945
Capital City Bank Group, Inc.	CCBG	FL	$2,616	$224	$30	1.1%	9.8%	$374
Southwest Bancorp, Inc.	OKSB	OK	$2,564	$194	$21	0.9%	10.3%	$167
Virginia Comm Bancorp, Inc.	VCBI	VA	$2,340	$162	$26	1.2%	16.7%	$138
Farmers Capital Bank Corp	FFKT	KY	$2,068	$138	$16	0.8%	9.0%	$130
Intervest Bancshares Corp	IBCA	NY	$2,021	$141	$19	1.0%	11.1%	$42
Pennsylvania Comm Bancorp	COBH	PA	$1,979	$139	$7	0.4%	6.5%	$152
Univest Corp of Pennsylvania	UVSP	PA	$1,973	$143	$26	1.3%	13.3%	$255
FNB United Corp	FNBN	NC	$1,907	$147	$12	0.7%	5.8%	$88
Peoples Bancorp, Inc.	PEBO	OH	$1,886	$139	$18	1.0%	9.2%	$195
Gateway Financial Holdings, Inc.	GBTS	VA	$1,868	$127	$11	0.7%	8.7%	$97
Cardinal Financial Corp	CFNL	VA	$1,690	$118	$4	0.3%	2.8%	$151

(1)	Dollars are in millions.

All executive officers are eligible for an annual merit increase to base salary, effective January 1st, based primarily on performance of job responsibilities and accomplishment of predetermined performance objectives. Job accomplishments are measured by a written performance appraisal which includes evaluating the key responsibilities of the position using four levels of defined performance ratings culminating in an overall job performance rating. Our Chief Executive Officer evaluates our other executive officers’ performance. The CEO of MCFC evaluates our Chief Executive Officer’s performance.

Retention Bonus

Our named executive officers received a retention bonus in January 2008 as outlined in the Retention Agreements included as Exhibits to this annual report on Form 10-K. These retention bonuses were paid 180 days after the close of the Transaction.

Annual Incentive

MCFC provides our named executive officers with an annual opportunity to earn cash incentive awards through the Annual Incentive Plan (the “AIP”). Annual incentive compensation is paid in cash. The MCFC Compensation Committee's goal is to attain a combined base salary and annual incentive compensation to be that of the median of the third party peer group identified above.

	Incentive and Retention Plan Awards

Name	Threshold ($)	Target ($)	Maximum ($)
Thomas H. Holcom Jr.	$27,923	$41,885	$62,827

Laura V. Stack	$23,577	$35,366	$47,154

For 2009, Mr. Holcom’s annual incentive was based 40% on our operating earnings, 35% on the operating earnings of MCFC and 25% on recency delinquency. To receive any incentive payment, the minimum performance objective must be achieved.

Ms. Stack’s annual incentive is based 80% on our operating earnings combined with the operating earnings of MBD and 20% on the growth in our finance receivables. To receive any incentive payment, the minimum performance objective must be achieved.

Long Term Incentive

MCFC provides our executive officers with a Long Term Incentive Plan (“LTIP”) that annually grants restricted stock to officers based on the earned annual cash incentive, if one is earned. The restricted stock awards vest 40% in year three of the award date, 30% in year four of the award date and 30% in year five of the award date.

The MCFC Compensation Committee reviews the third party peer group data provided by Mercer to help it award long term incentives, which are competitive with our third party peer group.

	Option Exercises and Restricted Stock Vested for 2008 and 2009

	Option Awards		Restricted Stock Awards
	Number of		Number of
	Shares		Shares	Value
	Acquired on	Value Realized	Acquired on	Realized on
Name	Exercise (#)	on Exercise ($)	Vesting (#)	Vesting ($)
Thomas H. Holcom Jr.
May 31, 2008	6,250	$68,750	1,167	$12,832
December 1, 2008	8,750	$79,625	1,083	$11,916
May 31, 2009	—	$—	1,167	$10,616

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code provides guidance on the deductibility of compensation paid to our five highest paid officers. MBD has taken the necessary actions to ensure the deductibility of payments under our annual and long-term performance incentive compensation plans. MBD and MCFC also intend to take the actions necessary to maintain the future deductibility of payments and awards under these programs.

Conclusion

We are satisfied that the base salary, annual incentive plan and long-term incentive plan provided to our named executive officers by MBD and MCFC are structured to foster a performance-oriented culture. They create strong alignment with the long-term best interests of our stockholder and note holders. Compensation levels are reasonable in light of services provided, executive performance, our performance and industry practices.

Potential Payments Upon Termination

Assuming the employment of our named executive officers were to be terminated because of a reduction in staff, each as of September 30, 2009, the following individuals would be entitled to payments as stipulated in the terms of their signed Employment Agreements.

Severance Benefits

Name	Base Salary	Unvested Equity Comp	Benefits	Total
Thomas H. Holcom Jr.	$69,808	$—	$—	$69,808

Laura V. Stack	$78,591	$—	$—	$78,591

No severance payment is provided for any of the executive officers in the event of death, disability or retirement.

Assuming the employment of our named executive officers were to be terminated due to death, disability or retirement as of September 30, 2009, restricted stock unit awards and stock options would automatically vest. Upon all other terminations, the amounts in the AIP and LIP would be forfeited.

Compensation Committee Interlocks and Insider Participation

We are a wholly-owned subsidiary of MCFC and do not have a separate compensation committee. During the past three fiscal years, none of our executive officers served on the MCFC Compensation Committee or any compensation committee (or equivalent) or the board of directors, of another entity whose executive officer(s) served on our MCFC Compensation Committee.

CERTAIN TRANSACTIONS

Our Chief Executive Officer, Tom Holcom, and certain immediate family members own subordinated investment notes issued by us. Amounts held by these related parties totaled $3,720 and $47,601 at September 30, 2009 and 2008, respectively. These investment notes will mature in 2011, and bear interest per annum at rates of 9.5% (See Note 8 to the consolidated financial statements).

We entered into a LSMS Agreement with MBD during 2007 and it was replaced and superceded with a revised LSMS Agreement when we entered into our SSLA in June 2009. Under the LSMS agreement, we buy certain military loans that MBD originates and receive management and record keeping services. Total loans purchased from MBD, pursuant to the LSMS agreement were $225,538,247 and $210,919,449 for fiscal 2009 and 2008, respectively. Total fees paid to MBD pursuant to the LSMS agreement were $37,446,150 and $32,280,339 for fiscal 2009 and 2008, respectively.

As part of MCFC’s acquisition of the Company, MCFC reorganized our business operations to integrate it with MCFC’s business. In connection with this integration, on June 1, 2007, we declared and paid a dividend to MCFC of a portion of our business operations related to the origination and servicing of finance receivables. The assets of these operations were worth approximately $17.3 million and certain liabilities of the operation were worth approximately $6.0 million. These assets and liabilities related to our military loan origination business.

Our board of directors, with the assistance of the audit committee of the MCFC Board, reviews, approves and ratifies any related party transactions. The procedure for review includes the nature of the relationship, the materiality of the transaction, the related person’s interest in the transaction and position, the benefit to us and the related party, and the effect on the related person’s willingness or ability to properly perform their duties here. Our executive officers and directors are subject to our Code of Ethics.

PRINCIPAL SHAREHOLDERS

As of November 30, 2009, MCFC owns one (1) share of our common stock, which constitutes all of our issued and outstanding shares of common stock. We have no other class of capital stock authorized. The address of MCFC is 201 2nd Street, Suite 950, Macon, Georgia 31201. MCFC has sole voting and investment power with respect to the share of our common stock set forth above. Neither our directors nor any of our executive officers own any shares of our common stock.

DESCRIPTION OF INVESTMENT NOTES

General

The notes are being issued under a Second Amended and Restated Indenture dated as of December 29, 2009 (“indenture”) between us and U.S. Bank National Association, as trustee. The indenture was originally executed on May 12, 2003 and was amended and restated in 2004 to reflect the change of the title of the securities from junior subordinated debentures to investment notes. In 2009, the indenture was amended and restated to reflect changes in our senior indebtedness, and the new SSLA and to facilitate the public offering of investment notes. No other substantive changes were made to the indenture. The indenture was filed as an exhibit to our registration statement filed on December 31, 2009. You can also obtain a copy of the indenture from us. Below, we have summarized certain parts of the indenture. The summary is not complete and you should read the indenture in its entirety for provisions that may be important to you. In the summary below, we have included references to the section number of the indenture provision that is summarized so you can easily locate these provisions. Capitalized terms used in this summary have the meanings specified in the indenture.

The notes are unsecured obligations and are subordinate to all of our senior indebtedness and rank equal in payment with our junior subordinated debentures issued to Missouri residents only and all prior to November 1, 2002 and investment notes issued prior to December 31, 2009. See "—Subordination". Each note will have a term of not less than 12 months and not more than 120 months as determined by us and the holder at the time the note is purchased. (Section 2.2(b)). There is no sinking fund or similar provision for payment of the notes at maturity. We will pay maturing notes from our general funds. (Section 2.2(e)).

The notes will be issued, without coupons, in denominations of $10,000 or any multiple thereof. (Section 2.2(a)). Under certain conditions discussed below, the notes automatically renew. We may redeem the notes prior to their maturity, but the holders have no right to redeem the notes prior to maturity. (Article 3). The notes will mature on the date specified on the note.

Renewal

The notes contain a renewal provision which effectively extends the maturity date of and resets the interest rate on the note upon maturity unless the holder requests repayment in writing. The principal amount of the renewed note will equal the principal amount of the note on the most recent maturity date, plus all accrued and unpaid interest. The term of a renewed note will be equal to the original term of the note, and the interest rate of the note will be equal to the interest rate we are then paying on notes of a like term and principal amount, which may be higher or lower than the interest rate on the original note. (Section 2.2(d)).

At least 20 days prior to the maturity date of a note, we will send the note holder a written notice reminding the holder of the pending maturity of the note and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and a copy of the current prospectus for the notes. The notice will also state the place where the note may be surrendered for payment. (Section 2.2(d)).

While we have the right to renew a note, we have no obligation to renew a note and may pay it in full upon maturity. So long as we have an effective registration statement on file with the SEC and the securities commissions of the states in which the notes are sold, we currently intend to renew the notes. If we do not have an effective registration statement on file with the SEC and the securities commissioners of the states in which the notes are sold, we will pay the notes in full upon maturity. (Article 3).

Subordination

The payment of principal and interest on the notes is subordinated to all of our senior indebtedness, as deed below. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of the senior indebtedness will be entitled to receive payment in full before the holders of the notes are entitled to receive any payment. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we or any of our subsidiaries may create, incur, assume or guarantee. As a result of these subordination provisions, upon default, holders of the notes may recover less than holders of our senior indebtedness. (Section 10.3).

Under the indenture, our "senior indebtedness" means all outstanding indebtedness (present or future) created, incurred, assumed or guaranteed by us (and all renewals, extensions or refundings thereof), which is (a) not expressly subordinate or junior to any other indebtedness of us; (b) which is expressly subordinate and junior to the indebtedness described in clause (a) but not to any other of our indebtedness and (c) which is expressly subordinate and junior to the indebtedness described in clauses (a) and (b) but not to any other of our indebtedness. Senior indebtedness includes, but is not limited to, (x) the guarantee by us of any indebtedness of any other person (including, without limitation, our subordinated indebtedness of another person), unless such indebtedness is expressly subordinated to the notes, (y) any indebtedness to any of our subsidiaries, and (z) our indebtedness under the SSLA. Notwithstanding anything herein to the contrary, senior indebtedness does not include junior subordinated debentures, investment notes and money saver certificates issued prior to December 31, 2009, which in the aggregate was in the amount of $32,715,357, including outstanding principal and accrued interest, as of September 30, 2009.

The notes sold in this offering will rank equally with each other, and with our outstanding junior subordinated debentures issued prior to November 1, 2002 and any investment notes purchased prior to December 31, 2009 and are subordinate and junior in rank, priority and right of payment to all of our senior indebtedness. (Section 2.2(e)).

Nothing in the indenture prohibits us from entering into another indenture to issue other investment notes or securities which are senior to, have the same rights and obligations of, or are subordinate to the investment notes.

Interest

We may change the interest rates at which we offer notes from time to time based on market conditions, our financial requirements, the principal amount of the note and the term to maturity chosen by the purchaser, but no such change will affect the interest rate of any note purchased before the effective date of such change. The interest rate applicable to the notes will be the rate set forth in the supplement to this prospectus in effect as of the date of the issuance of the note. Interest payable for any month or portion of a month will be computed on the basis of the number of days elapsed in a 360-day year or twelve 30-day months. (Section 2.2(c)).

Interest on a note accrues from the date of issue, which is deemed to be the date we receive and accept proper documentation, including an executed subscription agreement, and appropriate funds, but only if they are received before 3:00 p.m. on a business day. If we receive the documents and funds on a non-business day or after 3:00 p.m. on a business day, then the date of issue will be deemed to be the next business day. For this purpose, business days are Monday through Friday, except for Missouri legal holidays. (Sections 1.1 and 2.2(c)).

We will pay or compound interest on the notes annually, at the election of the note holder. We will pay interest on compounded interest at the same rate paid on the underlying principal. Holders of notes in principal amounts of $10,000 or more may, in return for a ½ percent reduction in the interest rate on the note, elect to receive monthly interest payments. (Section 2.2(c)).

Interest rates on notes in a principal amount in excess of $100,000 will be negotiated on a case by case basis based upon our financial requirements, the term of the investment and prevailing interest rates. (Section 2.2(c)).

Redemption at the Option of Pioneer

We may, at our option, redeem any or all of the notes on at least 30 days’ written notice to each holder at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest on a daily basis up to, but not including, the redemption date. We will pay no premium upon redemption of the notes. We may select notes for redemption in our sole discretion. (Article 3).

Modification of Indenture

We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the notes that are then outstanding. However, we and the trustee may not make a modification to the indenture without the consent of each holder affected if the modification; (1) affects the terms of payment of, the principal of, or any interest on any note; (2) changes the percentage of note holders whose consent to a waiver or modification is required; (3) affects the subordination provisions of the indenture in a manner that adversely affects the right of any holder or (4) waives any event of default in the payment of principal of, or interest on, any note.

Without action or consent by the note holders, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any note holders, or to comply with the requirements of the Trust Indenture Act of 1939, as amended. We will give written notice to the note holders of any amendment or supplement to the indenture or notes. (Sections 9.1 and 9.2).

Place, Method and Time of Payment

We will pay principal and interest on the notes at our principal executive office, or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to the holder of the note at his or her address appearing on the register of the notes maintained by the registrar at the close of business ten (10) days prior to such payment date. Any payment of principal or interest which is due on a nonbusiness day will be payable by us on the next business day immediately following that nonbusiness day and no additional interest will accrue in the intervening period. (Section 4.1).

Events of Default

An event of default is defined in the indenture as being a default in payment of principal or any installment of interest on the notes which has not been cured following 10 days’ written notice; our becoming subject to certain events of bankruptcy or insolvency; or our failure to comply with provisions of the notes or the indenture and the failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding notes. (Section 6.1).

If an event of default occurs and is continuing, the trustee or the holders of a majority in principal amount of the then outstanding notes may declare the principal of and the accrued interest on all outstanding notes due and payable. (Section 6.2). If such a declaration is made, we are required to pay the principal of and interest on all outstanding notes within 90 days after the declaration, so long as the senior indebtedness has not matured by lapse of time, acceleration or otherwise. (Section 10.4). We are required to file annually with the trustee an officer's certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior indebtedness. (Section 4.3).

The indenture provides that the holders of a majority of the aggregate principal amount of the notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the notes, except a default in payment of principal or interest on the notes or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or notes, except in payments of principal or interest on the notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the notes. (Section 6.4).

If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of any note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense (Section 7.1). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual note holder to institute legal proceedings in the event of our default. (Section 6.5).

Satisfaction and Discharge of Indenture

The indenture may be discharged upon the payment of all notes outstanding issued under the indenture. (Article 8).

Reports to the Securities and Exchange Commission

We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. (Section 4.2). Copies of such reports will be sent to any note holder upon written request.

Service Charges

We reserve the right to assess service charges and fees for issuing notes to replace lost or stolen notes, to transfer a note, or to issue a replacement interest payment check. (Sections 2.6 and 2.7).

Transfer

A note holder may not transfer any note until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any note for a period beginning 15 days before the date notice is mailed of the redemption or the maturity of such note and ending on the redemption of such note or 21 days after the maturity date of the note, as appropriate. (Section 2.6). No assurance can be given that a note holder will be able to sell any note or to sell any note at a profit. See "Risk Factors—Your investment in the notes is illiquid."

Concerning the Trustee

The indenture contains certain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign. (Sections 7.10 and 7.11).

Accounts

We are qualified to serve as custodian for individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their notes.

PLAN OF DISTRIBUTION

Pursuant to this prospectus, we are offering up to $25,000,000 in aggregate principal amount of the notes. We will offer the notes through our officers and employees directly without an underwriter or agent and on a continuous basis. This offering will expire on January __, 2012. However, we have the right to terminate this offering at any time before that date.

We plan to offer the notes through our officers and employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and all applicable state securities laws. We intend to conduct the offering by direct mail, advertisements in print and electronic media, and other methods, all in compliance with applicable laws and regulations, including securities laws. Our officers and employees will not receive any additional compensation or commission for their selling efforts. Except as set forth below, once received and accepted orders will be irrevocable and no funds will be refunded.

We do not currently use a broker-dealer or an agent to assist in the sales of the notes. We may employ the services of a FINRA member broker-dealer in the future for purposes of offering the notes on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we will file a post effective amendment to the registration statement containing this prospectus to disclose the name of the broker-dealer, the compensation being paid to the broker-dealer and any other material terms of our agreement with the broker-dealer, including any agreement that we make to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act of 1933. Any written agreement that we reach with the broker-dealer will also be filed as an exhibit to the registration statement. We will cease selling the notes until the SEC declares the registration statement effective.

We plan to sell the investment notes to persons who meeting the suitability requirements of their state of residency and have at least:

•	a gross income of $65,000 and a net worth of $65,000 (exclusive of home, home furnishings and automobiles); or
•	a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and
•

no more than 10% of their liquid net worth invested in the notes. Liquid net worth is the portion of a person's total net worth that is comprised of cash, cash equivalents, and readily marketable securities.

The notes may be purchased only by means of a written offer to purchase in the form provided by us. We will not accept an offer to purchase notes or negotiate checks delivered for payment on the sale of notes until five business days following the date the prospective purchaser has received the final prospectus and any related prospectus supplement. If we receive a properly executed offer to purchase and payment for the purchase of notes from any person who has previously received the final prospectus but who has not received a current prospectus supplement, we will not accept the offer to purchase or any payment for a note until five business days following the mailing of a confirmation of sale and a current prospectus supplement to such prospective purchaser.

Once we accept an offer, however, the purchase of the note and the issuance of certificates for the note will be deemed to have occurred as of the date we receive and accept the offer to purchase and payment. We reserve the right to reject any offer to purchase, in whole or in part. In the event your offer is not accepted, we will promptly refund your funds, without deduction of any costs and without interest.

There is no established trading market for the notes, and we do not expect one to develop.

Investors seeking information as to the current interest rates for the notes may contact us at (816) 756-2020 to receive a current quote as to such rates.

We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

NOTICE TO MISSOURI RESIDENTS

The Missouri Securities Division has determined that an investment in the notes is not suitable for anyone who:

•	does not have a gross income of at least $45,000 and a net worth of at least $45,000 (exclusive of home, home furnishings and automobiles); or
•	does not have a net worth of at least $150,000 (exclusive of home, home furnishings and automobiles); and
•	has more than 10% of their liquid net worth invested in the notes.

In determining whether to sell notes to a particular investor, we will comply with the general standards set forth above. See "Plan of Distribution."

VALIDITY OF INVESTMENT NOTES

The validity of the notes being offered by this prospectus will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri.

EXPERTS

The consolidated financial statements included in this prospectus for the years ended September 30, 2009 and 2008, and the period from June 1, 2007 to September 30, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as indicated in their report included with this prospectus which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to (i) the adoption of a new accounting pronouncement and (ii) a special dividend. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements included in this prospectus for the period from October 1, 2006 to May 31, 2007, have been audited by Mayer Hoffman McCann P.C., an independent registered public accounting firm, as indicated in their report included with this prospectus. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the investment notes offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in PFS, nor was any such person connected with the PFS as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, applicable regulations, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

This summary applies only to United States holders that are beneficial owners of the notes as "capital assets," within the meaning of Code Section 1221. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations, (3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities, (7) brokers or dealers in securities or currencies, (8) holders whose "functional currency" is not the U.S. dollar, (9) persons that will hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" (as defined for tax purposes), or (10) persons deemed to sell the notes under the constructive sale provisions of the Code. This summary discusses the Federal income tax considerations applicable to the initial purchase of the notes and does not discuss the tax considerations of a subsequent purchase of the notes. Each prospective purchaser of notes should consult his or her own tax advisor.

The interest income earned on the notes will be taxable as ordinary income to the holders of the notes. The holder will report the interest income earned on the note in accordance with the holder's method of accounting for Federal income tax purposes. Holders of notes using the cash basis of accounting will report the interest income in the year the interest is actually or constructively received. Because a note holder may require monthly payment of interest income on the note, the interest income will be treated as constructively received by a cash basis taxpayer on each interest payment date. Holders of notes using the accrual basis of accounting will include the interest income ratably over the term of the note.

Upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income and not added to the note's basis, which amount may be received without generating further income) and (2) such holder's adjusted tax basis in the note. A holder's adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the note is more than twelve months at the time of sale, exchange or redemption. Under current law, long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at capital gains rates. The deductibility of capital losses is subject to limitations.

Under the Code, we must report the interest earned on notes with respect to each holder to the Internal Revenue Service on the appropriate Form 1099, a copy of which will also be provided to a note holder. No portion of interest generally will be withheld for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If a note holder does not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on any interest paid. The withholding rate is presently 28% of the interest. It is our policy not to sell to anyone refusing to provide a taxpayer identification number on a Form W-8 or W-9.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C., our registration statement on Form S-1 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our notes sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

A copy of our registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

As a result of the offering, we are subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other required information with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firms	47

Consolidated Balance Sheets September 30, 2009 and 2008	49

Consolidated Statements of Operations for the Successor periods ended September 30, 2009 and 2008 and, the Successor period from June 1, 2007 to September 30, 2007, and the Predecessor period from October 1, 2006 to May 31, 2007,	50

Consolidated Statements of Stockholder’s Equity for the Predecessor period from October 1, 2006 to May 31, 2007	51

Consolidated Statements of Stockholder’s Equity for the Successor periods ended September 30, 2009 and 2008, and the Successor period from June 1, 2007 to September 30, 2007	52

Consolidated Statements of Cash Flows for the Successor periods ended September 30, 2009 and 2008, the Successor period from June 1, 2007 to September 30, 2007, and the Predecessor period from October 1, 2006 to and May 31, 2007	53

Notes to Consolidated Financial Statements	54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Stockholder of Pioneer Financial Services, Inc.

Pioneer Financial Services, Inc.

Kansas City, MO.

We have audited the accompanying consolidated balance sheets of Pioneer Financial Services, Inc. (the "Company") as of September 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years ended September 30, 2009 and 2008, and the period from June 1, 2007 to September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Financial Services, Inc. as of September 30, 2009 and 2008, and the results of its operations and their cash flows for the two years ended September 30, 2009 and September 30, 2008, and the period from June 1, 2007 to September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, on October 1, 2007, the Company has adopted Accounting Standards Codification 740, “Income Taxes” (formerly Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”).

As discussed in Note 2 to the consolidated financial statements, on May 31, 2007, the Company was acquired by MidCountry Financial Corp. and immediately subsequent to the acquisition, the Company made a dividend to MidCountry Financial Corp., of its business operations and certain assets and liabilities related to the origination and servicing of finance receivables.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN

December 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and the Stockholder

Pioneer Financial Services, Inc.

Kansas City, Missouri

We have audited the accompanying consolidated statements of operations, stockholder’s equity, and cash flows for the eight month period ended May 31. 2007 (predecessor period) of Pioneer Financial Services, Inc. and subsidiaries, a Missouri corporation (the Company). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Pioneer Financial Services, Inc. and subsidiaries for the eight-month period ended May 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ MAYER HOFFMAN McCANN P.C.

Leawood, Kansas

January 03, 2008

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2009 AND 2008

ASSETS

	2009	2008

Cash and cash equivalents - non-restricted	$3,311,478	$12,747,137
Cash and cash equivalents - restricted	114,058	701,700
Investments - restricted	8,287,905	6,840,531
Investments - non-restricted	130,000	130,000

Net finance receivables	313,930,096	271,729,886

Furniture and equipment, net	427,639	556,604
Deferred income tax asset	4,294,966	2,585,693
Prepaid and other assets	5,915,115	6,319,812
Deferred acquisition costs	3,034,599	2,917,548
Goodwill	31,474,280	29,474,280
Intangibles - net	14,405,000	18,639,800

Total assets	$385,325,136	$352,642,991

LIABILITIES AND STOCKHOLDER’S EQUITY

Revolving credit line - banks	$20,770,000	$23,586,000
Accounts payable	1,891,825	1,667,373
Accrued expenses and other liabilities	7,682,887	5,528,119
Amortizing term notes	221,187,023	198,413,822
Investment notes	33,306,309	34,903,686

Total liabilities	284,838,044	264,099,000

Stockholder's equity:
Common stock, no par value; 1 share issued and
outstanding	86,394,200	84,394,200
Accumulated other comprehensive income	124,383	—
Retained earnings	13,968,509	4,149,791

Total stockholder's equity	100,487,092	88,543,991

Total liabilities and stockholder's equity	$385,325,136	$352,642,991

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor			Predecessor
	Year Ended	Year Ended	Period From	Period From
	September 30,	September 30,	June 1 - Sept 30,	Oct 1 - May 31,
	2009	2008	2007	2007

Interest income and fees	$99,689,511	$83,842,539	$25,319,478	$53,170,947

Interest expense	17,854,730	16,363,946	5,497,551	10,546,509

Net interest income before provision for credit losses	81,834,781	67,478,593	19,821,927	42,624,438
Provision for credit losses	23,454,336	21,911,854	11,368,272	21,101,441
Net interest income	58,380,445	45,566,739	8,453,655	21,522,997

Noninterest income:
Insurance premiums earned	4,386,809	3,940,598	1,492,782	3,313,121
Other	901	8,541	1,779	1,120,964
Total noninterest income	4,387,710	3,949,139	1,494,561	4,434,085

Noninterest expense:
Management and record keeping services fee	34,285,932	27,605,379	8,676,418	—
Professional and regulatory fees	1,408,458	1,346,307	86,773	1,445,539
Amortization of intangibles	4,234,800	5,311,200	2,049,000	—
Other operating expenses	2,084,847	2,102,415	429,282	19,543,729
Total noninterest expense	42,014,037	36,365,301	11,241,473	20,989,268

Income (loss) before income taxes	20,754,118	13,150,577	(1,293,257)	4,967,814
Provision for (benefit from) income taxes	7,417,566	5,376,466	(470,445)	1,932,729
Net income (loss)	$13,336,552	$7,774,111	$(822,812)	$3,035,085

Net income (loss) per share, basic and diluted (1)	$13,336,552	$7,774,111	$(822,812)	$177.12

_______________________________________

(1)	Number of shares outstanding is one and 17,136 in the successor and predecessor period, respectively.

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

FOR THE PREDECESSOR PERIOD FROM OCTOBER 1, 2006 TO MAY 31, 2007

				Accumulated
				Other
			Retained	Comprehensive
	Total	Common Stock	Earnings	Income

Balance, September 30, 2006	$39,010,057	$1,713,600	$37,296,457	$—

Net income	3,035,085	—	3,035,085	—
Dividend paid ($583.60 per share)	(10,000,569)	—	(10,000,569)	—

Balance, May 31, 2007	$32,044,573	$1,713,600	$30,330,973	$—

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

FOR THE SUCCESSOR PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

AND THE SUCCESSOR PERIOD FROM JUNE 1, 2007 TO SEPTEMBER 30, 2007

				Accumulated
				Other
			Retained	Comprehensive
	Total	Common Stock	Earnings	Income

Balance, June 1, 2007	$—	$—	$—	$—
Investment by parent	86,229,762	86,229,762	—	—
Additional capital contributed	7,432,000	7,432,000	—	—
Dividend of business operations to MCFC	(11,267,562)	(11,267,562)	—	—
Net loss	(822,812)	—	(822,812)	—

Balance, September 30, 2007	$81,571,388	$82,394,200	$(822,812)	$—

Net income	7,774,111	—	7,774,111	—
Capital contribution by parent	2,000,000	2,000,000	—	—
Dividend paid to parent	(2,507,177)		(2,507,177)	—
Accounting for uncertain tax provisions (Note 9)	(294,331)	—	(294,331)	—

Balance, September 30, 2008	$88,543,991	$84,394,200	$4,149,791	$—

Comprehensive income:
Net income	13,336,552	—	13,336,552	—
Unrealized gain on investments,
net of tax of $66,976	124,383	—	—	124,383
Total comprehensive income	$13,460,935	$—	$13,336,552	$124,383

Capital contribution by parent	2,000,000	2,000,000	—	—
Dividend paid to parent	(3,517,834)	—	(3,517,834)	—
Balance, September 30, 2009	$100,487,092	$86,394,200	$13,968,509	$124,383

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor			Predecessor
	Year Ended	Year Ended	Period From	Period From
	September 30,	September 30,	June 1 – Sept 30,	Oct 1 – May 31,
	2009	2008	2007	2007
Cash flows from operating activities:
Net income (loss)	$13,336,552	$7,774,111	$(822,812)	$3,035,085
Items not requiring (providing) cash:
Provision for credit losses on
finance receivables	23,454,336	21,911,854	11,368,272	21,101,441
Depreciation and amortization	4,663,599	4,194,249	1,312,884	936,559
Loss (gain) on disposal/donation of equipment	—	—	—	(62,616)
Deferred income taxes	(1,776,250)	(2,028,905)	(138,085)	(3,385,179)
Interest accrued on investment notes	1,811,936	1,775,038	500,781	1,133,065
Changes in:
Accounts payable and accrued	2,379,221	234,602	(1,654,552)	6,678,186
expenses
Deferred fees - net	4,284,931	3,620,404	(4,190,320)	6,085,856
Unearned premium reserves	(172,236)	(407,566)	29,835	—
Prepaids and other assets	287,646	(382,640)	(1,201,403)	(1,305,297)

Net cash provided by operating
activities	48,269,735	36,691,147	5,204,600	34,217,100

Cash flows from investing activities:
Finance receivables originated	—	—	—	(119,348,414)
Finance receivables purchased from affiliate	(225,538,247)	(210,919,449)	(57,471,676)	—
Finance receivables purchased from
retail merchants	(45,203,536)	(19,361,976)	(4,740,350)	(11,223,718)
Finance receivables repaid	200,892,812	171,328,697	57,125,365	105,686,447
Capital expenditures	(186,672)	(80,300)	(58,265)	(105,506)
Acquisition of Pioneer Financial Services, Inc.	—	—	(68,800,473)	—
Change in restricted cash	587,642	2,838,531	(63,652)	(3,311,760)
Investments purchased - restricted	(4,058,839)	(7,878,932)	(1,087,048)	(2,020,923)
Investments matured - restricted	2,722,000	4,446,435	1,056,000	2,849,000
Investments matured - non-restricted	—	100,000	1,000,000	—
Net cash used in investing activities	(70,784,840)	(59,526,994)	(73,040,099)	(27,474,874)

Cash flows from financing activities:
Net borrowing (repayments) under lines	(2,816,000)	8,123,000	(136,000)	2,313,978
of credit
Proceeds from borrowings	114,824,809	109,000,000	19,000,000	52,785,224
Repayment of borrowings	(95,411,529)	(82,733,663)	(26,000,777)	(47,100,607)
Capital contribution	—	—	76,232,473	—
Dividends paid to parent	(3,517,834)	(2,507,177)	(3,897,333)	(10,000,569)

Net cash provided by (used in)
financing activities	13,079,446	31,882,160	65,198,363	(2,001,974)

Net increase (decrease) in cash and equivalents	(9,435,659)	9,046,313	(2,637,136)	4,740,252

Cash and cash equivalents
Beginning of period	12,747,137	3,700,823	6,337,959	1,597,707

Cash and cash equivalents
End of period	$3,311,478	$12,747,137	$3,700,823	$6,337,959

Additional cash flow information:
Interest paid	$15,837,326	$14,560,248	$4,798,872	$9,242,496
Income taxes paid	$9,607,164	$7,138,493	$1,111,150	$2,427,013
Noncash financing activities:
Capital contribution from parent	$2,000,000	$2,000,000	$—	$—

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009, 2008, AND 2007

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Pioneer Financial Services, Inc. and its wholly-owned subsidiaries (collectively “we,” “us,” “our” or the “company”). Intercompany balances and transactions have been eliminated. We were acquired on May 31, 2007 by MidCountry Financial Corp, a Georgia corporation (“MCFC”) as a wholly-owned subsidiary (the “Transaction”). We are now a wholly-owned subsidiary of MCFC.

Although we continued as the same legal entity after the Transaction, the application of push down accounting represents the termination of the old accounting entity and the creation of a new one. As a result, the accompanying consolidated financial statements represent the Successor period from June 1, 2007 to September 30, 2009, and the Predecessor period from October 1, 2006 to May 31, 2007.

Immediately subsequent to the Transaction, we declared and paid a dividend to MCFC of our business operation and certain assets and liabilities related to the origination and servicing of our finance receivables. MCFC contributed these operations to MidCountry Bank, a federally chartered stock savings association and wholly owned subsidiary of MCFC (“MCB”). MCB formed the Military Banking Division (“MBD”) which is composed exclusively of the assets and liabilities contributed from MCFC. This transaction is further described in “Note 2: Transaction and Dividend of Operations and Net Assets to MCFC.” As part of the Transaction, we entered into a Loan Sale and Master Services Agreement (“LSMS Agreement”) with MBD. Under the LSMS Agreement, MBD is obligated to originate loans and we are obligated to purchase those loans that meet our business model and underwriting guidelines. Also under the LSMS Agreement, MBD will provide us with management and record keeping services. As part of the Transaction, substantially all of our employees became employees of MBD. We pay fees for loans purchased and originated by MBD and management and record keeping services provided by MBD. The LSMS Agreement is further described in “Note 7: Related Party Transactions.”

Nature of Operations and Concentration

We are headquartered in Kansas City, Missouri.  We purchase finance receivables from MBD. These receivables represent loans exclusively to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.  We also purchase finance receivables from retail merchants that sell consumer goods to active-duty or career retired U.S. military personnel or U.S. Department of Defense employees.

Cash and Cash Equivalents – Non-Restricted

Our cash equivalents consisted of a money market account at September 30, 2009 and 2008. From time-to-time, our cash and cash equivalents exceed federally insured limits.

Cash and Cash Equivalents - Restricted

We are required to maintain restricted cash pursuant to an agreement with The Assurant Group (“Assurant”) a third party insurance company that underwrites policies sold by us. Based on the agreement, we are required to maintain cash and cash equivalents and/or investments in custodial accounts, in the amount of 102% of unearned premium and insurance claim and policy reserves, with a qualified financial institution.

Investments - Non-Restricted

We classify all non-restricted investments as held-to-maturity and are recorded at historical cost, adjusted for amortization of premiums and accretion of discounts. If the fair value of any investment security declines below cost and we consider the decline to be other than temporary, we reduce the investment security to its fair value, and record a loss.

Investments - Restricted

We classify all restricted investments as available-for-sale and record them at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholder’s equity. If the fair value of any investment security declines below cost and we consider the decline to be other than temporary, we reduce the investment security to its fair value, and record a loss.

These investments are restricted pursuant to an agreement with Assurant. Based on the agreement, we are required to maintain cash and cash equivalents and/or investments in custodial accounts, in the amount of 102% of unearned premium and insurance claim and policy reserves, with a qualified financial institution.

Finance Receivables

Finance receivables are carried at amortized cost and are adjusted for unamortized direct origination fees and reduced for finance charges on pre-computed finance receivables, unearned dealer discounts, allowances for credit losses, insurance reserves and unearned premiums. Direct origination costs, which include personnel expenses in the predecessor period, are deferred and amortized over the estimated life of the related finance receivables. Insurance reserves and unearned premiums applicable to credit risk on consumer receivables are treated as a reduction of finance receivables in the consolidated balance sheet since the payments on such policies generally are used to reduce outstanding receivables.

Allowance for Credit Losses

We maintain an allowance for credit losses, which represents management’s best estimate of probable losses in the outstanding finance receivable portfolio. The allowance for credit losses is reduced by actual credit losses and is increased by the provision for loan losses and recoveries of previous losses. The provision for finance receivable losses are charged to earnings to bring the total allowance to a level considered necessary by management. As the portfolio of finance receivables consists of a large number of relatively small, homogenous accounts, the finance receivables are evaluated for impairment as groups. Management considers numerous factors in estimating losses in our credit portfolio, including the following:

•	Prior credit losses and recovery experience
•	Current economic conditions
•	Current finance receivable delinquency trends
•	Demographics of the current finance receivable portfolio

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as purchases. Other intangible assets represent premiums paid for other identifiable assets (see Note 7: Goodwill and Other Intangible Assets for more details). Goodwill is not amortized over an estimated useful life, but rather be tested annually for impairment as of September 30th. Intangible assets other than goodwill, which are determined to have finite lives, are amortized on straight-line or accelerated bases over their estimated useful lives between three and ten years. Amortizing intangibles are assessed for impairment only when events have occurred that may give rise to an impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles, are written down to their respective fair values.

Deferred Policy Acquisition Costs

The costs of acquiring the insurance policies are primarily related to the production of new and renewal business and have been deferred to the extent that such costs are deemed recoverable from future profits. Such costs principally include reinsurance fees and premium taxes. Costs deferred on property and casualty and credit policies are amortized over the term of the related policies in relation to the premiums earned. We anticipated investment income in its periodic evaluation of whether deferred policy acquisition costs can be recovered from future profits. If such costs are deemed to be not recoverable, the adjustment is recorded in the current period results of operations.

Insurance Claims and Policy Reserves

Life and health reserves for credit insurance policies consist principally of future policy benefit reserves and reserves for estimates of future payments on incurred claims reported and unreported but not yet paid. Such estimates are developed using actuarial principles and assumptions based on past experience adjusted for current trends. Any change in the probable ultimate liabilities is reflected in net income in the period in which the change in probable ultimate liabilities was determined.

Revenue Recognition

Interest Income on Finance Receivables

Interest income on finance receivables is recognized as revenue on an accrual basis using the effective yield method. The deferred fees, net of costs, are accreted into income using the effective-yield method over the estimated life of the finance receivable. If a finance receivable, net of costs, liquidates before accretion is completed, we charge or credit any unaccreted net deferred fees or costs to income at the date of liquidation. We recognized late charges as fee income when received. We stop accruing interest income on finance receivables when a payment has not been received for 90 days, and the interest due exceeds an amount equal to 90 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received. Prior to June 1, 2007, substantially all of the fee income we derived from these loans consisted of origination, prepayment and late fees. After June 1, 2007, prepayment fees have been discontinued and all late fee income paid by borrowers is now earned by MBD.

Insurance and Reinsurance Premium Income

Prior to June 1, 2007, life and accident and health insurance premiums were placed with non-related insurance companies. Premiums on such insurance were remitted to the insurance companies. Retrospective insurance commissions, if any, on this insurance were taken into income only as received. After June 1, 2007, we no longer sell life and accident and health insurance.  This aspect of the business is now being handled by MBD. Under a reinsurance agreement, we assume from Assurant all risks on the credit accident and health insurance policies written on all of the military loans. Reinsurance premiums are recognized as revenue over the period of risk in proportion to the amount of insurance protection provided.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recorded at currently enacted tax rates applicable to the period in which assets or liabilities are expected to be realized or settled. Deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.

We are included in the consolidated federal income tax return, and for certain states, combined state tax returns with MCFC. We have provided for income taxes on a separate company basis for both federal and state purposes and are subject to a tax sharing agreement with MCFC and affiliates.

Prior to the Transaction, we filed our federal income tax returns on a consolidated basis with our former parent company, Pioneer Financial Industries, Inc., and other affiliates.

New Accounting Pronouncements Not Yet Adopted

In February 2008, the FASB issued new accounting guidance which deferred the effective date of applying fair value measurement guidance for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). We elected to defer the adoption of this guidance until October 1, 2009. We are in the process of determining the impact of adoption on our consolidated financial statements.

In June 2009, the FASB issued new accounting guidance related to the consolidation of variable interest entities. The guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We do not believe the adoption of this pronouncement will have a material impact on our consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities. We use estimates and employ the judgments of management in determining the amount of our allowance for credit losses, insurance claims and policy reserves, deferred loan origination costs, and establishing the fair value of our financial instruments. We also used estimates in assigning fair values to our assets and liabilities after the Transaction. While the consolidated financial statements and footnotes reflect the best estimates and judgments of management at the time, actual results could differ significantly from those estimates.

Reclassifications

In certain instances, amounts reported in the 2007 consolidated financial statements for the Predecessor Period have been reclassified to conform to presentations for 2008 and 2009. Such reclassifications had no effect on previously reported stockholder’s equity or net income.

NOTE 2: TRANSACTION AND DIVIDEND OF OPERATIONS AND NET ASSETS TO MCFC

In connection with the Transaction, MCFC paid the shareholders of PFI (the “Sellers”) approximately $68.8 million in cash and 882,353 shares of MCFC’s common stock. Under the related purchase agreement, MCFC was also required to pay the Sellers an additional $5 million in contingent payments, of which $4 million was contributed to us and $1 million to MBD.

The components of the purchase price were as follows:

Stock in MCFC Financial Corp.	$15,000,000
Cash	68,800,473
Direct acquisition costs	492,000
Consideration paid	84,292,473
Assumption of liabilities	1,937,289
Total purchase price	$86,229,762
Contingent payment on March 31, 2008	2,000,000
Contingent payment on March 31, 2009	2,000,000
Total purchase price as of September 30, 2009	$90,229,762

The fair value assigned to intangible assets acquired and assumed liabilities is supported by valuations using estimates and assumptions provided by management. We have also retained independent appraisers to assist in these valuations. The primary changes to the balance sheet reflect certain assets and liabilities as follows:

•	The recording of the fair value of our intangibles including customer relationships, agent relationships, vendor relationships and system technology;
•	The recording of the fair value of goodwill;
•	Elimination of the accumulated earnings; and
•	The recording of the fair value of fixed assets, investment notes, senior debt and finance receivables.

The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed as follows:

Cash and other current assets	$10,990,773
Net finance receivables	238,828,521
Equipment and other assets	10,388,206
Goodwill	42,614,842
Intangible assets	26,200,000
Subtotal	329,022,342
Liabilities	(230,213,810)
Deferred income taxes	(8,578,770)
Total	$90,229,762

Immediately subsequent to the Transaction, we declared and paid a dividend to MCFC of its business operations and certain assets and liabilities related to the origination and servicing of finance receivables. MCFC contributed these operations to MCB which is a wholly-owned subsidiary of MCFC. MCB formed the MBD which is composed exclusively of the operation and assets and liabilities from us. Intangible assets were allocated to the operations and assets and liabilities as a dividend to MCFC based on relative fair values. The dividend is summarized as follows:

Cash and cash equivalents	$811,651
Furniture and equipment	1,391,211
Goodwill	11,140,562
Intangibles	200,000
Due to parent	3,085,682
Other assets	687,559
Total assets	17,316,665
Accrued expenses and other liabilities	(5,976,103)
Deferred tax liabilities, net	(73,000)
Total liabilities	(6,049,103)
Assets in excess of liabilities	$11,267,562

NOTE 3: FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables at September 30, 2009 and 2008, consisted of the following:

	Successor
	2009	2008

Military Loans	$320,804,513	$297,683,255
Retail installment contracts	43,981,657	21,607,119

Total finance receivables	364,786,170	319,290,374

Purchase adjustment (1)	-	(81,730)
Net deferred loan fees and dealer discounts	(18,591,300)	(17,025,218)
Unearned insurance premium reserves	(7,016,414)	(6,963,814)
Insurance claims and policy reserves	(627,106)	(507,470)

Finance receivables - net of unearned fees and premiums	338,551,351	294,712,142

Allowance for credit losses	(24,621,255)	(22,982,256)

Finance receivables - net of allowance	$313,930,096	$271,729,886

(1)	Relates to the fair value adjustments recorded to finance receivables as part of the Transaction.

Changes in the allowance for credit losses during the fiscal years ended September 30, 2009 and 2008 and the periods ended September 30 and May 31, 2007 were as follows:

	Successor			Predecessor
	As of and for the	As of and for the	As of and for the	As of and for the
	Year Ended	Year Ended	Period from	Period from
	September 30,	September 30,	June 1 – Sept 30	Oct 1 – May 31
	2009	2008	2007	2007

Balance, beginning of period	$22,982,256	$21,638,655	$23,326,289	$16,105,868
Charge-offs:
Finance receivables
charged-off	(25,041,024)	(23,145,642)	(13,694,112)	(15,072,962)
Recoveries	3,225,687	2,577,389	638,206	1,191,942
Net charge-offs	(21,815,337)	(20,568,253)	(13,055,906)	(13,881,020)
Provision for credit losses	23,454,336	21,911,854	11,368,272	21,101,441
Balance, end of period	$24,621,255	$22,982,256	$21,638,655	$23,326,289

At September 30, 2009 and 2008, military loan receivables originated averaged $3,125 and $3,193, with a weighted maturity of 25.4 months and 25.8 months, while retail installment contracts purchased averaged $2,680 and $2,798 with a weighted maturity of 24.7 months and 25.6 months, respectively. At September 30, 2009 and 2008, the accrual of interest income had been suspended on $6,308,400 and $6,052,839 of loans, respectively.

The liability for unpaid claims and claim adjustment expenses is estimated using an actuarially computed amount payable on claims reported prior to the balance sheet date that have not yet been settled, claims reported subsequent to the balance sheet date that have been incurred during the period ended, and an estimate (based on prior experience) of incurred but unreported claims relating to such period.

Activity in the liability for unpaid claims and claim adjustment expenses for our health and life coverages are summarized as follows:

	Successor			Predecessor
	As of and for the	As of and for the
	Year ended	Year ended	Period From	Period From
	September 30,	September 30,	June 1 - Sept 30	Oct 1 - May 31
	2009	2008	2007	2007

Balance, beginning of period	$507,470	$345,059	$342,326	$316,565

Amount incurred, related to
Prior periods	246,950	267,411	8,942	135,441
Current period	210,928	303,389	100,710	148,190
Total	457,878	570,800	109,652	283,630

Amount paid, related to
Prior periods	182,426	191,324	8,719	123,139
Current period	155,816	217,065	98,200	134,730
Total	338,242	408,389	106,919	257,869

Balance, end of period	$627,106	$507,470	$345,059	$342,326

NOTE 4: INVESTMENTS - RESTRICTED

Assurant processes and administers insurance transactions and activity on behalf of the Company. Pursuant to applicable insurance regulations, we are required to maintain a specified level of investments in custodial accounts with a qualified financial institution. These investments were comprised of certificates of deposits, U.S. treasury and federal securities and corporate bonds. The book value of these investments approximates fair value. Investment income on restricted investments for the years ended September 30, 2009 and 2008 was approximately $284,972 and $208,563, respectively. Restricted investments of $0.8 million will mature within one year and $7.4 million will mature after one year and before five years.

We record our restricted investments at fair value. The following table represents the restricted investments as of September 30, 2009 and September 30, 2008:

	As of September 30, 2009				As of September 30, 2008

		Gross	Gross			Gross	Gross
		Unrealized	Unrealized		Unrealized		Unrealized
	Book Value	Gains(1)	(Losses)(1)	Fair Value	Book Value	Gains	(Losses)Fair Value

Restricted Investments:
Certificates of Deposit	$300,000	$6,571	$—	$306,571	$800,000	$—	$—	$800,000
Government Bonds	7,494,097	404,777	(223,422)	7,675,452	5,537,444	—	—	5,537,444
Corporate Bonds	302,449	3,433	—	305,882	503,087	—	—	503,087
	$8,096,546	$414,781	(223,422)	$8,287,905	$6,840,531	$—	$—	$6,840,531

(1) The unrealized loss on investments of $191,359 net of tax of $66,976 represents the accumulated other comprehensive income of $124,383.

During fiscal 2009, 2008 and 2007, we did not recognize any material realized gains or losses on investments. None of the investments with unrealized losses were determined to be other-than-temporarily impaired and none of those investments have had unrealized losses for more than one year.

NOTE 5: INVESTMENTS – NON-RESTRICTED

Non-restricted investment securities are comprised of certificates of deposit and U.S. Treasury savings bonds. We have total non-restricted investments of $130,000 as of September 30, 2009 and 2008. Non-restricted investments of $100,000 will mature after one year and before five years, $30,000 will mature after 10 years. During fiscal 2009, 2008 and 2007, we did not recognize any gains or losses on non-restricted investments.

NOTE 6: FURNITURE AND EQUIPMENT

Cost and accumulated depreciation of property and equipment at September 30, 2009 and 2008 is as follows:

	Successor
	2009	2008

Furniture and equipment	$51,190	$98,507
Computer software	1,043,960	809,972
	1,095,150	908,479

Less accumulated depreciation	(667,512)	(351,875)

Furniture and equipment - net	$427,639	$556,604

Furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Estimated useful lives range from 7 years for furniture and equipment, and 3 years for computer software. Major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation expense was $0.3 million in successor years ended September 30, 2009 and 2008 and $0.1 million in the successor period from June 1 to September 30, 2007 and $0.9 million in the predecessor period from October 1, 2006 to May 31, 2007.

NOTE 7: GOODWILL AND OTHER INTANGIBLE ASSETS

Due to the Transaction, we recorded goodwill and amortizable intangible assets in the form of customer, agent and vendor relationships, trade name, technology for the lending system and the value of business acquired. Goodwill and intangible assets at September 30, 2009 and 2008 are as follows:

	Successor
	2009			2008
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Value	Amount	Amortization	Value

Customer relationships	$11,000,000	$(4,910,000)	$6,090,000	$11,000,000	$(2,999,200)	$8,000,800
Agent relationships	700,000	(268,000)	432,000	700,000	(161,000)	539,000
Vendor relationships	1,700,000	(647,000)	1,053,000	1,700,000	(393,000)	1,307,000
Trade name	7,000,000	(2,083,000)	4,917,000	7,000,000	(1,221,000)	5,779,000
Technology	4,000,000	(2,087,000)	1,913,000	4,000,000	(1,223,000)	2,777,000
Valuation of business acquired -
unearned premium	1,600,000	(1,600,000)	—	1,600,000	(1,363,000)	237,000

Total amortizable intangibles	$26,000,000	$(11,595,000)	$14,405,000	$26,000,000	$(7,360,200)	$18,639,800

Goodwill	$31,474,280	$—	$31,474,280	$29,474,280	$—	$29,474,280

Amortization expense of currently recorded amortizable intangibles is expected to be as follows:

Year Ending	Annual Amortization
September 30,	Expense

2010	$3,691,000
2011	$2,974,000
2012	$2,235,000
2013	$1,706,000
2014	$1,243,000
Thereafter	$2,556,000

Total	$14,405,000

Management evaluated our goodwill at September 30, 2009, and determined that there was no impairment as the estimated fair value substantially exceeded the carrying value. Management also evaluates amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairments of amortizable intangible assets, as of September 30, 2009.

NOTE 8: BORROWINGS

Secured Senior Lending Agreement

On June 12, 2009, we entered into the Senior Secured Lending Agreement (“SSLA”) with the lenders listed on the SSLA (“the lenders”) and UMB Bank, N.A. (the “Agent”). The SSLA replaces and supersedes the Senior Lending Agreement, dated as of June 9, 1993, as subsequently amended and restated (the “SLA”). The initial term of the SSLA ends on March 31, 2010 and is automatically extended annually unless any lender gives written notice of its objection by March 1 of each calendar year. Our assets secure the loans extended under the SSLA for the benefit of the lenders and other holders of the notes issued pursuant to the SSLA or the SLA (the “Senior Debt”). The facility is an uncommitted facility that provides common terms and conditions pursuant to which the individual lenders that are a party to the SSLA may choose to make loans to us in the future. Any lender may elect not to participate in any future fundings at any time without penalty. As of September 30, 2009, we could request up to $27.8 million in additional funds and remain in compliance with the terms of the SSLA. No lender, however, has any contractual obligation to lend us these additional funds.

The aggregate notional balance outstanding under amortizing notes was $221.2 million and $198.5 million at September 30, 2009 and 2008, respectively. Interest on the amortizing notes is fixed at 270 basis points over the 90-day moving average of like-term treasury notes when issued. The interest rate may not be less than 6.25%. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. There were 321 and 330 amortizing term notes outstanding at September 30, 2009 and 2008, respectively, with a weighted-average interest rate of 6.54% and 6.63%, respectively. Interest on amortizing notes is payable monthly. In addition, we are paying our lenders a quarterly uncommitted availability fee in an amount equal to ten basis points multiplied by the average, aggregate outstanding principal amount of all amortizing notes held by the lenders. As of September 30, 2009, we paid our lenders $0.5 million in uncommitted availability fees.

Advances outstanding under the revolving credit line were $20.8 million and $23.6 million at September 30, 2009 and 2008, respectively. When a lender elects not to participate in future fundings, any existing borrowings from that lender under the revolving credit line are payable in 12 equal monthly installments. Interest on borrowings under the revolving credit line is payable monthly and is based on prime or 5.00%, whichever is greater. Interest on borrowings was 5.00% at September 30, 2009 and 2008, respectively.

Substantially all of our assets secure this debt under the SSLA. The SSLA also limits, among other things, our ability to (1) incur additional debt from the lenders beyond that allowed by specific financial ratios and tests, (2) borrow or incur other additional debt except as permitted in the SSLA, (3) pledge assets, (4) pay dividends, (5) consummate certain asset sales and dispositions, (6) merge, consolidate or enter into a business combination with any other person, (7) pay to MCFC service charge fees each year except as provided in the SSLA, (8) purchase, redeem, retire or otherwise acquire any of our outstanding equity interests, (9) issue additional equity interests, (10) guarantee the debt of others without reasonable compensation and only in the ordinary course of business or (11) enter into management agreements with our affiliates.

Under the SSLA, we are subject to certain financial covenants that require that we, among other things, maintain specific financial ratios and satisfy certain financial tests. In part, these covenants require us to: (1) maintain an allowance for credit losses equal to or greater than the allowance for credit losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 5.25% of our consolidated net receivables, unless otherwise required by generally accepted accounting principals (“GAAP”), (2) limit our senior indebtedness as of the end of each quarter to not greater than four times our tangible net worth, (3) maintain a positive net income in each fiscal year, (4) limit our senior indebtedness as of the end of each quarter to not greater than 80% of our consolidated net receivables, and (5) maintain a consolidated total required capital of at least $75 million plus 50% of the cumulative positive net income earned by us during each of our fiscal years ending after September 30, 2008. Any part of the 50% of positive net income not distributed by us as a dividend for any fiscal year within 120 days after the last day of such fiscal year must be added to our consolidated total required capital and may not be distributed as a dividend or otherwise. No part of the consolidated total required may be distributed as a dividend.

We may not make any payment to MCFC in any fiscal year for services performed or reasonable expenses incurred in an aggregate amount greater than $735,000 plus reimbursable expenses. Such amount may be increased on each anniversary of the SLA by the percentage increase in the CPI published by the United States Bureau of Labor for the calendar year then most recently ended. Except as required by law, we may not stop purchasing small loans to military families from MBD, unless the lenders consent to such action.

The breach of any of these covenants could result in a default under the SSLA, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. As of September 30, 2009, we were in compliance with all loan covenants.

Once an event of default has occurred, the Agent has the right, on behalf of all holders of the Senior Debt, to immediately take possession and control of the collateral. When the Agent notifies us of an event of default, the interest rate on all Senior Debt will automatically increase to a default rate equal to 2% above the interest rate otherwise payable on such Senior Debt. The default rate will remain in effect so long as any event of default has not been cured.

In connection with the execution of the SSLA, MCFC entered into an Unlimited Continuing Guaranty. MCFC guaranteed the Senior Debt and accrued interest in accordance with the terms of the Unlimited Continuing Guaranty. Under the Unlimited Continuing Guarantee, MCFC also agreed to indemnify the Lenders and the Agent for all reasonable costs and expenses (including reasonable fees of counsel) incurred by the Lenders or the Agent for payments made under the Senior Debt that are rescinded or must be repaid by lenders to us. If MCFC is required to satisfy any of borrowers’ obligations under the Senior Debt, the Lenders and the Agent will assign without recourse the related Senior Debt to MCFC.

Concurrently, in connection with the execution of the SSLA, MCFC entered into a Negative Pledge Agreement in favor of the Agent. Under the Negative Pledge Agreement, MCFC represented that it will not pledge, sell, assign or transfer its ownership of all or any part of the issued and outstanding capital stock of the Company and will not otherwise or further encumber any of such capital stock beyond the currently existing negative pledge thereof in favor of Branch Banking and Trust, a North Carolina banking corporation headquartered in Winston-Salem, North Carolina (“BB&T”). Once the pledge of the capital stock of the Company to BB&T is terminated, MCFC will pledge all of its capital stock in the Company to the Agent for the benefit of the lenders to secure payment of all Senior Debt.

As of September 30, 2009, the lenders have indicated a willingness to participate in fundings up to an aggregate of $216 million during the next 12 months, including $189 million which is currently outstanding. In addition, the Company has borrowings of $53 million from withdrawing banks who had previously participated in the SLA.

Investment Notes

Prior to December 31, 2006, we also borrowed through the issuance of investment notes with an outstanding notional balance of $33.3 million, which includes a $0.6 million purchase adjustment at September 30, 2009 and $34.9 million, which includes a $0.7 million purchase adjustment at September 30, 2008. The purchase adjustments relate to fair value adjustments recorded as part of the Transaction. These investment notes are nonredeemable before maturity by the holders, issued at various rates and mature 1 to 10 years from date of issue. At our option, we may redeem and retire any or all of the debt upon

30 days’ written notice. The average investment note payable was $34,915 and $32,800, with a weighted interest rate of 9.51% and 9.43% at September 30, 2009 and 2008, respectively.

Maturities

A summary of maturities for the amortizing notes and investment notes (net of purchase price adjustments) at September 30, 2009, follows:

	Amortizing Note SSLA Lenders	Amortizing Notes Withdrawing Banks	Investment Notes	Total
2010	59,356,140	25,476,386	2,767,320	87,599,846
2011	52,315,783	16,021,950	3,501,671	71,839,404
2012	40,007,599	10,051,875	2,562,260	52,621,734
2013	16,204,287	1,612,135	1,218,274	19,034,696
2014	140,865	—	3,363,234	3,504,099
2015 and beyond	—	—	19,302,600	19,302,600
Total	$168,024,674	$53,162,346	$32,715,358	$253,902,378

NOTE 9: INCOME TAXES

We are included in the consolidated federal income tax return, and for certain states, combined state returns, of MCFC. We have provided for income taxes on a separate company basis. The provision for income taxes for the years ended September 30, 2009 and 2008 and the periods ending September 30 and May 31, 2007 consisted of the following:

	Successor			Predecessor
	As of and for the Year ended September 30,	As of and for the Year ended September 30,	Period From June 1 – Sept 30,	Period From Oct 1 –May 31,
	2009	2008	2007	2007

Current
Federal	$8,439,003	$5,923,156	$(297,869)	$5,099,364
State	894,175	1,407,227	(34,491)	218,544
Deferred
Federal	(1,772,437)	(2,028,712)	(128,627)	(3,246,062)
State	(143,175)	74,795	(9,458)	(139,117)

Total provision	$7,417,566	$5,376,466	$(470,445)	$1,932,729

The actual tax expenses for the fiscal years ending September 30, 2009 and 2008 and the periods ending September 30 and May 31, 2007 differ from the “expected” tax expense for those years (computed by applying the applicable United States federal corporate tax rate of 34%, 35% and 34% for fiscal 2009, 2008 and 2007, respectively, to income before income taxes) as follows:

	Successor			Predecessor
	As of and for the Year ended September 30, 2009	As of and for the Year ended September 30, 2008	Period From June 1-Sept 30, 2007	Period From Oct 1-May 31, 2007

Computed 'expected' tax expense	$7,056,400	$4,602,704	$(438,223)	$1,762,613
State income tax expense (net of federal
income tax effect)	447,043	989,492	(32,222)	129,618
Nondeductible expenses and other	(85,877)	(215,730)	—	40,498
Provision for (benefit from) income taxes	$7,417,566	$5,376,466	$(470,445)	$1,932,729

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2009 and 2008, are presented below:

	Successor	Successor
	2009	2008

Deferred assets:
Allowance for credit losses	$9,068,254	$8,896,792
Fair value adjustments	222,678	291,196
Unearned insurance commissions	7,817	—
State NOL's and credits	179,662	187,783
Deferred compensation	—	4,873
Life unearned insurance reserves	481,275	497,292
FIN 48	412,639	438,753
Other	219,535	671,089
Total deferred assets	10,591,860	10,987,778
Valuation allowance	—	—
Deferred assets - net of valuation allowance	$10,591,860	$10,987,778

Deferred liabilities:
Intangible assets	5,118,845	7,153,290
Loan origination costs	1,096,631	1,060,214
Depreciation	52,087	130,740
Other	29,331	57,841
Total deferred liabilities	6,296,894	8,402,085

Net deferred assets	$4,294,966	$2,585,693

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not we will realize the benefits of those deductible differences based on the following:  historical taxable income, projections for future taxable income over the periods which the deferred tax assets are deductible, the tax sharing agreements and the group of member companies which file unitary state tax returns.

In recognition, measurement and disclosure guidance for the accounting of uncertain tax positions requires companies to recognize the tax benefits of uncertain positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The amount recognized represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) on the excess.

As a result of the adoption of the accounting for uncertain tax positions, we recorded a charge of approximately $294,000 to retained earnings. As of September 30, 2009 and September 30, 2008 the reserve for uncertain tax positions was approximately $1.1 million and $1.1 million, respectively. The reserve for uncertain tax positions is included in other liabilities in the consolidated balance sheet as of September 30, 2009 and September 30, 2008. We had $515,000 of unrecognized tax benefit that if realized would affect the effective tax rate. Interest and penalties recognized are recorded as a component of income tax expense in the amount of $55,000 and $63,000 for the year ended September 30, 2009 and September 30, 2008, respectively. Accrued interest and penalties were approximately $430,000 and $403,000 as of September 30, 2009 and September 30, 2008, respectively.

Balance at September 30, 2008	$739,000

Increase/(Decrease) of tax positions taken in prior periods	27,000
Increase/(Decrease) of tax positions taken in current periods	—
(Decrease) related to settlements with taxing authorities	—
(Decrease) due to lapse of applicable statute of limitations	(121,000)

Balance at September 30, 2009	$645,000

Positions for which unrecognized benefits will decrease
within next 12 months:

Lapse of applicable statute of limitations
State Items	169,000

Total	$169,000

In general, our tax years ending September 30, 2006 and later are still subject to examination by the authorities.

NOTE 10: PROFIT SHARING PLAN

Successor

As of June 1, 2007, we no longer have a profit sharing plan as the majority of associates are employees of MBD.

Predecessor

Prior to June 1, 2007 we participated in a profit-sharing plan which covered substantially all employees who are 18 years of age and were employed by us for one year. We contributed an amount to the plan each year that was determined by the board of directors. Participant interests were vested after three years of service. Contributions to the plan were $335,859 for the period ending May 31, 2007.

NOTE 11: RELATED PARTY TRANSACTIONS

Our Chief Executive Officer, Tom Holcom, and certain immediate family members own subordinated investment notes issued by us. Amounts held by these related parties totaled $3,720 and $47,601 at September 30, 2009 and 2008, respectively. These investment notes will mature in 2011, and bear interest per annum rates of 9.5% (See Note 8).

We entered into an amended and restated LSMS Agreement with MBD during 2009. Under the LSMS agreement, we buy certain military loans that MBD originates and receive management and record keeping services. Total loans purchased from MBD pursuant to the LSMS agreement were $225,538,247 and $210,919,449 for fiscal year 2009 and fiscal year 2008 respectively. Total fees paid to MBD pursuant to the LSMS agreement were $37,446,150 and $32,280,339 for fiscal year 2009 and fiscal year 2008 respectively.

As part of MCFC’s acquisition of the Company, MCFC reorganized our business operations to integrate it with MCFC’s business. In connection with this integration, on June 1, 2007, we made, declared and paid a dividend, to MCFC, of a portion of its business operations related to the origination and servicing of finance receivables. The assets of these operations were worth approximately $17,316,665 and certain liabilities of the operation were worth approximately $6,049,103. These assets and liabilities related to our military loan origination business.

NOTE 12: LITIGATION

We are subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the financial position or results of operations.

NOTE 13: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. Fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. No readily available market exists for a significant portion of our financial instruments. Fair value estimates for these instruments are based on judgments regarding current economic conditions, currency and interest rate risk characteristics, loss experience, and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of its financial instruments:

Cash and Cash Equivalents — Carrying value approximates fair value due to their liquid nature.

Investment Securities — Fair value for investment securities are based on quoted market prices.

Finance Receivables — The fair values of finance receivables is estimated by discounting future cash flows using current rates at which similar finance receivables would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amount of finance receivables approximate fair value due to their stated interest rates approximating a market rate for instruments with similar remaining maturities and credit profiles.

Revolving Line of Credit — The carrying amounts of a revolving line of credit approximate their fair value due to the variable interest rates.

Amortizing Term Notes — The fair value of the amortizing term notes with fixed interest rates are estimated using the discounted cash flow analysis based on our current incremental borrowing rates for similar types of borrowing arrangements.

Investment Notes — The fair value of investment notes is estimated by discounting future cash flows using current rates at which similar investment notes would be offered to lenders for the same remaining maturities. The carrying amounts of borrowings approximate their fair value.

The carrying amounts and estimated fair values of our financial instruments at September 30, 2009 and 2008, are as follows:

	As of September 30, 2009		As of September 30, 2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and cash equivalents - non-restricted	$3,311,478	$3,311,478	$12,747,137	$12,747,137
Cash and cash equivalents - restricted	114,058	114,058	701,700	701,700
Investment securities - restricted	8,287,905	8,287,905	6,840,531	6,840,531
Investment securities - non-restricted	130,000	130,000	130,000	130,000
Finance receivables	$313,930,096	$313,711,224	$271,729,886	$269,686,428

Financial liabilities:
Revolving credit line	$20,770,000	$20,770,000	$23,586,000	$23,586,000
Amortizing term notes	221,187,023	219,281,642	198,413,822	201,403,389
Investment notes	$33,306,309	$33,248,428	$34,903,686	$34,137,956

Restricted investments in debt and equity securities measured and reported at fair value are classified and disclosed in one of the following categories:

•	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

•

Level 3 – Unobservable inputs reflect the Company’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. The Company develops these inputs based on the best information available, including the Company’s own data.

As of September 30, 2009, our restricted investments were $8.3 million which are classified as Level 1. Included in cash and cash equivalents – non-restricted are money market funds of $1.9 million which are classified as Level 1.

NOTE 14: SUBSEQUENT EVENTS

During the third quarter of 2009, we adopted new accounting guidance on the accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued, also known as subsequent events. We have evaluated subsequent events through the time of filing these financial statements on December 2, 2009.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth expenses and costs payable by the Registrant which are expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

Registration fee under Securities Act	$1,783
Legal fees and expenses	150,000
Accounting fees and expenses	25,000
Printing expenses	300,000
Trustee Fees	40,000
Miscellaneous Expense	108.217
Total	$625,000

Item 14.	Indemnification of Directors and Officers.

Section 351.355 of the Missouri Statutes empowers a Missouri corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein. The provisions of Section 351.355 are not exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation, the bylaws, any agreement, any shareholder or disinterested director vote, or otherwise.

Article VI of the Registrant's Bylaws entitles officers and directors to be indemnified by the Registrant against expenses, attorney's fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any action, suit or proceeding, including actions brought by or in the right of the Registrant, to which such persons are made or threatened to be made a party, by reason of their being a director or officer. Such right, however, may be made only as authorized by (i) a majority vote of disinterested directors, or (ii) if such quorum is not obtainable, or if obtainable, a majority thereof so directs, by independent legal counsel, or (iii) by the shareholders of the Registrant, upon a determination that the person seeking indemnification acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Registrant, or, if the action is criminal in nature, upon a determination that the person seeking the indemnification had no reasonable cause to believe that such person's conduct was unlawful. This Article also requires the Registrant, upon authorization by the Board of Directors, to advance expenses reasonably incurred in defending such actions; provided, however, that any person seeking such an advance first provide the Registrant with an undertaking to repay any amount as to which it may be determined such person is not entitled.

The above discussion of Section 351.355 and the Registrant's Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Bylaws. The Registrant has insurance coverage in the amount of $2,000,000 per year insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K dated December 24, 2009).
3.2	Certificate of Amendment to Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K dated December 24, 2009).
3.3	Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.3 of the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 18, 2003).
4.1

Second Amended and Restated Indenture dated as of December 29, 2009. (Incorporated by reference to Exhibit 4.1 of the Registration on Form S-1 filed with the Securities and Exchange Commission on December 31, 2009 (the "2009 Registration Statement")).

4.2	Form of investment note certificate (Incorporated by reference to Exhibit 4.2 of the 2009 Registration Statement).
4.3

Secured Senior Lending Agreement dated as of June 12, 2009 among the Company, certain of the Company’s subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated June 18, 2009).

4.4

Negative Pledge Agreement dated as of June 12, 2009, between MidCountry Financial Corp. and UMB Bank, N.A., as agent (Incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K dated June 18, 2009).

5.1	Legal Opinion of Stinson Morrison Hecker LLP (Incorporated by reference to Exhibit 5.1 of the 2009 Registration Statement).
10.1	Trademark Licensing Agreement dated October 10, 2000 between the Company and Pioneer Licensing Services, Inc. (Incorporated by reference to Exhibit 10.6 of the Initial Registration Statement).
10.3

Employment Agreement dated January 30, 2007 between the Company and Thomas H. Holcom, Jr. (Incorporated by reference to Exhibit 10.3 of the Company’s annual report on Form 10-K for the period ended September 30, 2008).

10.4

Employment Agreement dated February 1, 2007 between the Company and Laura V. Stack.  (Incorporated by reference to Exhibit 10.4 of the Company’s annual report on Form 10-K for the year ended September 30, 2008).

10.5

Amended and Restated Non-Recourse Loan Sale and Master Services Agreement dated as of June 12, 2009 among MidCountry Bank through its Pioneer Military Lending Division, Pioneer Funding, listed other affiliated entities of the Company and UMB Bank, N.A. (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated June 18, 2009).

10.6

Unlimited Continuing Guaranty, dated as of June 12, 2009, from MidCountry Financial Corp. in favor of UMB Bank, N.A., as Agent (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated June 18, 2009).

12	Ratio of earnings to fixed charges (Incorporated by reference to Exhibit 12 of the 2009 Registration Statement).
21	Subsidiaries of the Company. (Incorporated by reference to Exhibit 21 of the Company’s annual report on Form 10-K for the year ended September 30, 2009).
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Mayer Hoffman McCann P.C.
23.3

Consent of Stinson Morrison Hecker LLP (Incorporated by reference to Exhibit 23.3 of the 2009 Registration Statement, which provides that Exhibit 23.3 is included in Exhibit 5.1 of the 2009 Registration Statement).

25.1	Statement of eligibility of trustee (Incorporated by reference to Exhibit 25.1 of the 2009 Registration Statement).

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(ii)

If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on January 19, 2010.

PIONEER FINANCIAL SERVICES, INC.

/s/ Thomas H. Holcom

Thomas H. Holcom

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

/s/ THOMAS H. HOLCOM	Chief Executive Officer, President	January 19, 2010
Thomas H. Holcom	and Director
(Principal Executive Officer)

/s/ LAURA V. STACK	Chief Financial Officer,	January 19, 2010
Laura V. Stack	Treasurer, Asst. Secretary and Director
(Principal Financial Officer
and Principal Accounting Officer)

/s/ JOE B. FREEMAN	Chief Operating Officer and Director	January 19, 2010
Joe B. Freeman

/s/ ROBERT F. HATCHER	Director	January 19, 2010
Robert F. Hatcher

Exhibit Index.

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K dated December 24, 2009).
3.2	Certificate of Amendment to Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K dated December 24, 2009).
3.3	Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.3 of the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 18, 2003).
4.1

Second Amended and Restated Indenture dated as of December 29, 2009. (Incorporated by reference to Exhibit 4.1 of the Registration on Form S-1 filed with the Securities and Exchange Commission on December 31, 2009 (the "2009 Registration Statement")).

4.2	Form of investment note certificate (Incorporated by reference to Exhibit 4.2 of the 2009 Registration Statement).
4.3

Secured Senior Lending Agreement dated as of June 12, 2009 among the Company, certain of the Company’s subsidiaries, the listed lenders and UMB Bank, N.A., as Agent (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated June 18, 2009).

4.4

Negative Pledge Agreement dated as of June 12, 2009, between MidCountry Financial Corp. and UMB Bank, N.A., as agent (Incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K dated June 18, 2009).

5.1	Legal Opinion of Stinson Morrison Hecker LLP (Incorporated by reference to Exhibit 5.1 of the 2009 Registration Statement).
10.1	Trademark Licensing Agreement dated October 10, 2000 between the Company and Pioneer Licensing Services, Inc. (Incorporated by reference to Exhibit 10.6 of the Initial Registration Statement).
10.3

Employment Agreement dated January 30, 2007 between the Company and Thomas H. Holcom, Jr. (Incorporated by reference to Exhibit 10.3 of the Company’s annual report on Form 10-K for the period ended September 30, 2008).

10.4

Employment Agreement dated February 1, 2007 between the Company and Laura V. Stack.  (Incorporated by reference to Exhibit 10.4 of the Company’s annual report on Form 10-K for the year ended September 30, 2008).

10.5

Amended and Restated Non-Recourse Loan Sale and Master Services Agreement dated as of June 12, 2009 among MidCountry Bank through its Pioneer Military Lending Division, Pioneer Funding, listed other affiliated entities of the Company and UMB Bank, N.A. (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated June 18, 2009).

10.6

Unlimited Continuing Guaranty, dated as of June 12, 2009, from MidCountry Financial Corp. in favor of UMB Bank, N.A., as Agent (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K dated June 18, 2009).

12	Ratio of earnings to fixed charges (Incorporated by reference to Exhibit 12 of the 2009 Registration Statement).
21	Subsidiaries of the Company. (Incorporated by reference to Exhibit 21 of the Company’s annual report on Form 10-K for the year ended September 30, 2009).
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Mayer Hoffman McCann P.C.
23.3

Consent of Stinson Morrison Hecker LLP (Incorporated by reference to Exhibit 23.3 of the 2009 Registration Statement, which provides that Exhibit 23.3 is included in Exhibit 5.1 of the 2009 Registration Statement).

25.1	Statement of eligibility of trustee (Incorporated by reference to Exhibit 25.1 of the 2009 Registration Statement).